


06015478

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pembina Pipeline Income Fund

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34997 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 7/26/06

Pembina Pipeline Income Fund

ABOVE, BELOW AND BEYOND

PEMBINA

2004 ANNUAL REPORT

Pembina Pipeline Income Fund, following seven years of expansion, diversification and development, is among the predominant issuers within the Canadian energy infrastructure income fund sector. With an enterprise value of $2.1 billion and over 100 million Trust Units outstanding, Pembina offers a stable, liquid trust sector investment.

Pembina's solid foundation of premium assets generates the consistent and sustainable monthly cash distributions to Unitholders that has become the hallmark of the Fund. A leader in Canada's liquids feeder pipeline industry, Pembina's dependable network of 8,000 kilometers of pipeline and related assets forms an integral transportation link in the Western Canadian energy industry.

TABLE OF CONTENTS

[illegible]
Notes to Consolidated Financial Statements
Supplementary Information
Corporate Information

Pembina at a Glance





Alberta Pipelines
BC Pipelines
AOSPL
Pipelines by Others
TAYLOR
FORT McMURRAY
PRINCE GEORGE
Fort Saskatchewan Ethylene Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER

CONVENTIONAL	Serving the crude oil and natural gas producing fields located throughout central and northwestern Alberta, the **Alberta Pipelines** transported 409,500 barrels per day of light conventional crude oil, condensate and natural gas liquids in 2004. The **BC Pipelines** transport roughly 95 percent of the crude oil produced in British Columbia, moving product to market hubs located on the west coast of BC and to Edmonton, Alberta. The BC gathering pipelines transported 34,600 barrels per day of crude oil in 2004, of which 25,500 barrels per day was routed west on Pembina's Western system and 9,100 barrels per day was transported east on the Alberta pipelines.
OIL SANDS	The sole pipeline transporter for the Syncrude oil sands facility, Pembina's **Alberta Oil Sands Pipeline** transported an average of 243,600 barrels per day in 2004 under the terms of a multi-year cost of service transportation agreement.
ETHYLENE STORAGE	Pembina holds a 50 percent non-operated interest in the **Fort Saskatchewan Ethylene Storage Limited Partnership**, the only large scale underground ethylene storage facility in Alberta that comprises a key component of the province's world-class petrochemical sector.

Pembina has competitively positioned its conventional pipeline business to prosper in a fast-paced energy environment in Western Canada. Our Alberta Oil Sands Pipeline provides a gateway to rapid development of the vast oil sands resource located in northeastern Alberta.





COMPARATIVE TOTAL RETURNS *(Index Value)*



200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
PIF.UN
Income Trust Index
S&P/TSX
Composite Index

Data provided by BMO Nesbitt Burns Income Trust Research, indexed to 100 at October, 1997.

HISTORIC DISTRIBUTIONS



$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Q1
1997
Q1 Q2 Q3 Q4
1998
Q1 Q2 Q3 Q4
1999
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Cumulative Distributions
($ per Unit)
Monthly Distributions[1]
($ per Unit)

[1] *Cash distributions paid monthly from May 1998.*

Highlights

	2004	2003
Revenue *(millions)*	$ **278.3**	$ 243.1
Distributed cash *(millions)*	$ **106.2**	$ 101.0
Distributed cash per Trust Unit	$ **1.05**	$ 1.05
Trust Units outstanding *(weighted average in millions)*	**101.1**	96.2
Average daily trading volume *(units per day)*	**196,000**	175,000
Total enterprise value *(at December 31, millions)*	$ **2,134.8**	$ 2,015.3
Total debt to total enterprise value	**34.2%**	35.8%
Throughput volumes *(thousands of barrels per day)*		
Alberta	**409.5**	433.6
BC	**25.5**	27.5
Total conventional pipelines	**435.0**	461.1
AOSPL	**243.6**	217.6
Total	**678.6**	678.7

CREDIT AGENCY RATINGS

Pembina Pipeline Income Fund:	
DBRS stability rating	STA-2 (low)
Pembina Pipeline Corporation:	
DBRS senior secured debt rating	'BBB high'
DBRS senior unsecured debt rating	'BBB'
S&P's credit profile rating	'BBB'
S&P's senior secured debt rating	'BBB plus'
S&P's senior unsecured debt rating	'BBB'

Pembina Pipeline Income Fund is a publicly traded Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada.

pif.un

Pembina Pipeline Income Fund, an unincorporated open-end trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN – Trust Units; PIF.DB, PIF.DB.A and PIF.DB.B – convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.



Pembina's performance is supported by a diversified base of energy transportation and related assets that produced record cash flow in 2004.

From left to right, **Lorne B. Gordon** *Chairman,* **Robert B. Michaleski** *President and Chief Executive Officer*

Letter to Fellow Unitholders

In 2004, Pembina posted another year of expansion and solid financial performance. We are pleased to report that, for the seventh consecutive year since our Initial Public Offering, Pembina achieved its annual distribution objective. The Fund paid $106 million, or $1.05 per Trust Unit, to Unitholders in 2004 and, a total of $575 million, or $7.20 per Trust Unit, from inception in 1997. This performance is supported by a diversified base of long-life energy infrastructure that produced record cash flow in 2004.

During the year, our network of over 8,000 kilometers of pipeline and related infrastructure transported an average of 678,600 barrels per day of conventional light and synthetic crude oil, natural gas liquids and condensate. The stable operating performance of our asset base supported strong 2004 financial results. Our business segments generated $278 million in revenue and $116 million in cash flow from operations in 2004, representing 15 percent growth in these measures during the year.

Underlying this success is a solid, prudently managed balance sheet. Pembina's conservative approach to financing tremendous growth in its business over the past seven years, with assets increasing threefold to $1.5 billion over that period, is recognized by the solid investment grade ratings assigned by Standard & Poor's and the Dominion Bond Rating Service Limited.



ENTERPRISE VALUE AND TRUST UNITS OUTSTANDING


$2.0
$1.5
$1.0
$0.5
$0.0
100
75
50
25
0
1998
1999
2000
2001
2002
2003
2004
Trust Units Outstanding (millions of Units)
Enterprise Value ($ billions)

Our diversified, balanced portfolio of conventional pipeline and contract-based, long-life infrastructure assets supports the stability and sustainability of results that has characterized our operations, while preserving upside potential. Pembina has competitively positioned its conventional pipeline business to prosper in a fast-paced energy environment in Western Canada, that saw record industry activity in 2004. Pembina's 13 gathering pipelines are strategically located to benefit from sustained development of conventional oil and natural gas reserves. Our Alberta Oil Sands Pipeline provides a gateway to rapid development of the vast oil sands resource located in northeastern Alberta, a focal point for Pembina's future growth and prosperity.

During 2004, Pembina's unit trading price was supported by the solid fundamentals of its underlying business and by positive economic factors that buoyed the Canadian trust sector. Two recent developments are widely expected to broaden market support for the trust sector in Canada. The implementation of Unitholder limited liability legislation in Alberta and Ontario addresses an issue that had impaired certain institutional investment in the sector and, the January 2005 announcement by S&P of its intent to include qualifying trust sector issuers in the S&P/TSX composite index by mid-year, formally recognize the sector as an integral element of the mainstream Canadian investment environment.



LIQUID INVESTMENT



$600
$500
$400
$300
$200
$100
$0
240
200
160
120
80
40
0
1998*
1999
2000
2001
2002
2003
2004
Average Daily Volume (thousands of Units)
Annual Value Traded ($ millions)

* *PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.*



Pembina exited 2004 with strong operating results and a sound financial condition. By capitalizing on a range of opportunities we see emerging in the coming years, we expect to realize the full potential of our asset portfolio.

From left to right: **D. James Watkinson Q.C.** *Vice President, General Counsel and Secretary,* **Fred E. Webb** *Vice President, Business Development (former),* **Peter D. Robertson** *Vice President, Finance and Chief Financial Officer,* **S. Bruce Harris** *Vice President, Operations,* **Michael H. Dilger** *Vice President, Business Development (present)*

With the prospect of composite index inclusion, sound corporate governance becomes ever more critical. Pembina has a long-standing commitment to corporate governance practices that meet, or exceed, regulation. We have proactively adopted new corporate disclosure measures and evolving regulatory requirements. The Board of Directors of Pembina Pipeline Corporation offer the diverse industry expertise, technical competence and independence that promotes the highest degree of investor confidence in the governance of Pembina and the Fund.

We take this opportunity to gratefully acknowledge the outstanding contribution of Fred E. Webb, who retired on February 28, 2005 from his position as Vice President, Business Development after a distinguished career spanning 23 years of service with Pembina. We wish to thank Fred for his many years of dedicated service. Michael H. Dilger was appointed Vice President, Business Development commencing March 1, 2005. Mr. Dilger has developed an impressive track record of achievement in the western Canadian infrastructure sector and we are confident that his expertise will contribute greatly to Pembina's continuing growth and future success.

In conclusion, after a strong close to 2004 we embark upon 2005 with enthusiasm and optimism for ongoing success. Pembina has built a solid reputation for delivering on its commitments, an achievement that does not come easily in today's competitive environment. We believe that Pembina has the right mix of human, financial and physical resources, and tangible opportunities for further growth and development, to continue to deliver value and superior results to Unitholders of the Pembina Pipeline Income Fund.

On behalf of the Board of Directors:

"Lorne B. Gordon"

LORNE B. GORDON
Chairman
Pembina Pipeline Corporation

"Robert B. Michaleski"

ROBERT B. MICHALESKI
President and Chief Executive Officer
Pembina Pipeline Corporation and Pembina Management Inc.

March 3, 2005

Pembina's successfully executed portfolio strategy has created a balanced, diversified base of long-life energy infrastructure assets in three distinct segments: our core of conventional pipeline systems, our contract-based oil sands pipeline transportation system and our ethylene storage asset. The balanced weighting between contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that has characterized our operations, while preserving upside potential.



Ongoing investment in our assets promotes the continuing safe, dependable and profitable operation of our pipeline systems.

Asset Portfolio

Our integrated network of pipelines and related assets provides dependable, cost effective transportation service to our customers located throughout the oil and gas producing regions of Alberta and northeastern British Columbia. During 2004, Pembina's delivery of an average 678,600 barrels per day of petroleum products was comprised of 35 percent light conventional crude oil, 36 percent synthetic crude oil, and 29 percent condensate and natural gas liquids ("NGL").

Ongoing investment in our assets promotes the continuous safe, dependable and profitable operation of the pipeline systems. During 2004, Pembina made significant progress toward this objective, utilizing the latest advancements in technology and communications to maintain and enhance our high operating standards.

A multi-year internal (crack detection) inspection program was initiated, utilizing newly available technology. This enhanced inspection capability will be integrated into our well-established programs of preventative maintenance and pipeline integrity.

Another multi-year initiative, designed to upgrade and standardize the Supervisory Control and Data Acquisition ("SCADA") systems on the pipelines, progressed through 2004. By year-end, implementation was 75 percent complete, enabling Pembina to effectively monitor and control operations across the pipeline network using a single state-of-the-art system.

Pembina leverages its technical and operating expertise to develop and uphold its superior standards of pipeline maintenance and integrity.

2004 HIGHLIGHTS

	Alberta		BC[1]		AOSPL[3]		Storage[3]		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Average throughput *(mbbls/day)*	**409.5**	433.6	**25.5**	27.5	**243.6**	217.6	–	–	**678.6**	678.7
Revenue *($ millions)*	**$ 174.8**	$163.5	**$ 28.3**	$ 23.9	**$ 54.1**	$ 44.5	**$ 21.1**	$ 11.2	**$ 278.3**	$243.1
Operating expense *($ millions)*	**65.7**	63.0	**17.6**	13.8	**18.2**	17.1	**3.5**	2.3	**105.0**	96.2
Net operating income[4] *($ millions)*	**$ 109.1**	$100.5	**$ 10.7**	$ 10.1	**$ 35.9**	$ 27.4	**$ 17.6**	$ 8.9	**$ 173.3**	$146.9
Average toll[2] *($/bbl)*	**$ 1.17**	$ 1.03	**$ 1.29**	$ 1.03	**$ 0.61**	$ 0.56	–	–	**$ 0.99**	$ 0.89

1 *Volume includes BC production transported on Western system only. Revenue includes Western system and BC gathering results.*
2 *Storage revenue excluded in average toll calculation.*
3 *Revenue is contract-based and independent of utilization rates.*
4 *Refer to "Non-GAAP Measures" at the bottom of page 19.*


Alberta Pipelines
BC Pipelines
AOSPL
Pipelines by Others
TAYLOR
FORT McMURRAY
PRINCE GEORGE
Fort Saskatchewan Ethylene Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER



ALBERTA PIPELINES

In 2004, the seven operated and two non-operated crude oil and natural gas liquids pipelines that collectively comprise Pembina's Alberta pipelines transported an average of 409,500 barrels per day. These pipelines contributed 57 percent to Pembina's total average throughput and 63 percent of aggregate revenue in 2004, forming the solid backbone of Pembina's cash generating asset base.

The Alberta pipelines serve a range of petroleum producing regions across the province and, for the most part, operate under market tolling arrangements. This flexibility allows Pembina to respond to changes in economic and operating conditions and to one-time events, supporting the sustainability of operating margin contribution from these systems while preserving upside potential.

During 2004, Western Canada's oil and gas industry posted another year of record drilling and Pembina benefited directly from elevated activity in some of its conventional Alberta service regions. Four new crude oil battery connections were completed during the year, with volume delivered from these receipt points adding an average of 6,400 barrels per day by the end of the year. Another five new connections are scheduled for completion by mid-2005, and are expected to generate additional throughput of up to 30,000 barrels per day by the end of 2005.

Pembina is currently undertaking the construction of a new 64 kilometer, 12-inch natural gas liquids pipeline in northwestern Alberta. The $17 million pipeline project will provide an interconnection between Pembina's Peace and Northern pipelines, increasing our aggregate NGL transportation capacity in response to extensive development of liquids-rich natural gas reserves in northwestern Alberta over the past three years.

Pembina invested $18 million in development capital on new pipeline connections and on systems upgrades during the year. With drilling and development activity projected by industry to continue at or above 2004 levels in the coming year, Pembina sees numerous opportunities for further expansion of service on its Alberta pipeline systems.

ALBERTA OIL SANDS PIPELINE ("AOSPL")

AOSPL is the sole transportation provider for the Syncrude project, the largest single crude oil production point in Canada and most sizable oil sands mining operation in the world.

Average throughput on the AOSPL pipeline system rose to 243,600 barrels per day of synthetic crude oil in 2004, up from receipts of 217,600 barrels per day a year earlier. AOSPL contributed 34 percent of Pembina's aggregate average throughput during 2004 and 20 percent of total revenue. The very stable, long-term returns generated by this contract-based system are not throughput dependent; capital invested in AOSPL is included in the rate base as incurred and returns are calculated accordingly.

During 2004, Pembina completed the $167 million phased capacity expansion of the AOSPL pipeline to accommodate Syncrude's increased transportation requirements. Further pipeline expansion related to future developments in oil sands production is being actively pursued.



CONSOLIDATED PIPELINE THROUGHPUT *(mbbls/day)*


700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
AOSPL
BC
Alberta

In the longer term, growth opportunities for AOSPL arise from the planned further expansion of productive capacity of the Syncrude facility. And, more imminently, the public announcement of several large-scale oil sands projects is expected to provide additional opportunities for pipeline and related infrastructure investment in the near- to medium-term. Pembina is firmly focused on further developing its throughput capability to service the resource-rich and rapidly developing oil sands producing region of northeastern Alberta.

BRITISH COLUMBIA ("BC") PIPELINES

Pembina's BC Pipelines serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia. The pipelines, consisting of the BC gathering system located upstream of the Taylor, BC transportation hub and the Western system which delivers product to a refinery located at Prince George, BC and to Kamloops, BC for transmission to the west coast, collectively transport roughly 95 percent of the crude oil and condensate produced in the province. The BC gathering pipelines transported an average of 34,600 barrels per day during 2004, 25,500 barrels per day of which was routed on the Western system and 9,100 barrels per day transported east on Pembina's Alberta systems. These pipelines contributed nine percent of Pembina's total throughput for the year, and ten percent of total revenue. Revenue generated by the provincially-regulated BC gathering pipelines is rate-based and Western system tolls are governed by shipper agreements.

$8.8 million was invested in the BC Pipelines during 2004, funding a new crude oil battery connection and major upgrades on the gathering and Western systems. Investment on the BC Pipelines is included in the respective rate bases and generates future returns on these systems.

ETHYLENE STORAGE

The Fort Saskatchewan Ethylene Storage Facility is the sole large-scale underground ethylene storage facility in Alberta. Pembina's 50 percent non-operated interest in the storage facility generates fixed contract-based returns over the 20-year term of the storage agreement which was executed in June 2003. This interest diversifies Pembina's business into the petrochemical sector without commodity price exposure. Revenue contributed by the ethylene storage interest in 2004 of $21.1 million represents roughly seven percent of Pembina's total revenue for the year. Pembina has been extremely satisfied with the performance of this interest since purchase in mid-2003, and are actively pursuing further opportunities to expand our investment in similar low-risk, long-life infrastructure assets.




Balanced exposure across selective segments of the petroleum product spectrum reduces exposure to the impact of industry cycles.
35% Conventional Crude Oil
36% Synthetic Crude Oil
29% Condensate and Natural Gas Liquids

Protection of the health and safety of our employees, and safeguarding the environment and the communities in which we conduct our business, is a priority at Pembina. We have a longstanding commitment to best practices in HSE, practices which are embraced by all of Pembina's employees in the normal course of their duties, whether located in our head or regional offices or at one of our many field locations. Pembina's HSE programs undergo a process of continuous development and improvement, to meet or exceed regulatory requirements and to satisfy our own high standards of environmental stewardship and workplace safety. Our recognized results over the years are a clear indication of our focused approach to this key function.

Health, Safety and Environment

Pembina sets a high standard for its health, safety and environmental practices and is committed to continuous improvement in our performance. A key component of our HSE management system is the feedback provided by an ongoing program evaluation process designed to measure the effectiveness and appropriateness of all of our HSE undertakings. Over the past few years we have made considerable progress in enhancing both the scope of our HSE programs and our performance in this area. We accomplished these objectives in an environment of significant and continuing expansion of Pembina's assets and breadth of operations. We are proud of these achievements and, at the same time, are committed to the further development of our programs and HSE resources in our ongoing pursuit of excellence.

THE FOUR CORNERSTONES OF PEMBINA'S HSE MANAGEMENT SYSTEM:

WORKER HEALTH AND SAFETY

- Pembina has comprehensive safety management programs in place that are constantly reviewed and updated.
- We proactively responded to significant changes to worker health and safety regulations in 2004. By continuously upgrading our health and safety programs we ensure ongoing compliance with both regulatory requirements and our own high standards.
- Safety audits are conducted on an ongoing basis to promote compliance and provide valuable feedback that enables continuous improvement in our safety performance.

RISK MANAGEMENT AND PUBLIC SAFETY

- Risk management is an integral part of our business and is essential in ensuring safe, responsible and continuous operations.
- A key element of risk management is our focus on preventative maintenance programs and ongoing inspection of all facilities to ensure that the highest standards are maintained.
- In 2004, we implemented significant enhancements to emergency preparedness and response programs, enabling Pembina to uphold its commitment to the communities in which we operate.
- Pembina maintains an extensive insurance package which covers perceived risks.

ENVIRONMENTAL STEWARDSHIP

- Pembina's programs focus on prevention and swift remediation should an event occur.
- Periodic internal and independent external environmental audits enhance the performance of our programs.
- During 2004, we continued active reclamation and remediation programs, proactively discharging our responsibility to minimize our operating footprint.

PIPELINE INTEGRITY

- Comprehensive pipeline integrity management plans are being established for all the pipeline systems.
- These plans will complement and enhance our existing programs, to standardize the integrity management of all of our assets.
- In-line inspection, employing the most technically advanced tools available, and follow-up maintenance and repair programs form the cornerstone of our integrity management program.

Pembina's firm commitment to best practices in corporate governance, and to high standards of corporate conduct, ensure that the interests of Unitholders of the Pembina Pipeline Income Fund are represented and protected. In 2004, Pembina's Board of Directors implemented further enhancements to its Corporate Governance Manual and adopted more rigorous policies of corporate conduct, designed to promote proactive compliance with evolving corporate governance guidelines and regulations.

Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Pembina Pipeline Corporation, a wholly owned subsidiary of the Fund, is responsible for overseeing the governance of the Fund.

The Board is currently comprised of seven directors, six of whom are independent of management of the Fund. The one management director is the President and Chief Executive Officer of Pembina Pipeline Corporation. At the annual meeting of the Fund, all directors are elected by the Unitholders of the Fund. The Chairman of the Board is an independent and unrelated director (as that term is defined by the Toronto Stock Exchange guidelines). The Board supervises the activities and operations of the Fund through special and regularly scheduled meetings. At the conclusion of each Board meeting, the unrelated directors have developed a practice of meeting separately from management.

The Board of Directors has the responsibility to oversee the conduct of the business of the Fund and to supervise the activities and operations of management, which is responsible for the day-to-day conduct of the Fund's business. The Board's fundamental objectives are to enhance and preserve the cash to be distributed by the Fund's operating subsidiaries to the Fund, to enhance and preserve long-term value to the Fund, to ensure that the Fund and Pembina meet their obligations on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner.

In exercising their powers and discharging their duties, the directors must act honestly and in good faith with a view to the best interest of the Fund and exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

There are three Board committees, each of which are made up of three unrelated Board members. These committees are the Audit Committee, the Health, Safety and Environment Committee and the Human Resources and Compensation Committee. Each committee has its own defined mandate and meet periodically during the year to fulfill their duties and responsibilities. At a minimum, the Audit Committee meets at quarterly intervals, both with management and the auditors of the Fund, as well as separately with the auditors.

AUDIT COMMITTEE

The Audit Committee has the authority to investigate any activity of the Fund or its subsidiaries. The Audit Committee may retain persons having special expertise to assist it in fulfilling its responsibilities and set and pay the compensation for any advisors employed.

Certain of the major responsibilities of the Audit Committee include:

i) *to review any financial forecasts or budgets of the Fund or its subsidiaries as they relate to their operations, which are disclosed in any public document;*

ii) *to recommend the firm to be appointed as the Fund's external auditors and to meet separately with the external auditors and management to discuss the Fund's financial statements and any issues arising there from;*

iii) *to review the Fund's interim and annual consolidated financial statements, MD&A and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with Canadian generally accepted accounting principles and ensure the selection of accounting policies is appropriate;*

iv) *to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and,*

v) *jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.*

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety and Environment Committee has the following advisory functions, duties and responsibilities:

i) *to ensure Pembina maintains written policies, approved by the Committee, which meet or exceed industry standards, and address risk management, accident reporting, and contingency planning in order to protect the health and safety of both employees and the public, and safeguard the environment;*

ii) *to ensure Pembina establishes and maintains a health, safety and environment management program in compliance with its health, safety and environment policies, and does so in a manner which meets or exceeds industry standards and applicable health, safety and environmental laws; and,*

iii) *to ensure that Pembina regularly undertakes compliance reviews to monitor its performance and to receive and review such compliance reviews and other reports of the Safety and Environment Committee in order to report to the Board with respect to Pembina's health, safety and environment record.*

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee has the following advisory functions, duties and responsibilities:

i) *through discussions with the Chief Executive Officer, to establish a performance management program for the Chief Executive Officer, set specific performance goals and measures each year for the Chief Executive Officer and assess the performance relative to the goals, and assure alignment of these goals with Pembina's business plan and provide compensation criteria for senior management;*

ii) *to review with the Chief Executive Officer, the officer and management structure and principal programs for leadership development and succession planning of officers other than the Chief Executive Officer, and monitor progress and development of officers and key management in accordance with succession plans;*

iii) *to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to pension plan design and benefit matters, pension plan administration, plan member communication and education including any applicable compliance or disclosure requirements pertaining to these areas; and,*

iv) *jointly with the Audit Committee, report on the status of the pension plans to the Board at least annually.*

The Board has approved a Corporate Governance Manual of the Fund that sets out the duties and expectations of the Board, its committees and the management of the Fund. This manual is reviewed and updated periodically to ensure ongoing compliance with evolving corporate governance best practices.

Readers are referred to the Information Circular relating to the Fund's 2005 annual general and special meeting where a more detailed overview of these corporate governance practices (including its compliance with the Toronto Stock Exchange's corporate governance guidelines) is contained under the heading 'Statement of Corporate Governance Practices.'

BOARD OF DIRECTORS



Lorne B. Gordon [1][2]
Chairman of the Board since October 1997

Mr. Gordon is currently Vice-Chairman of Coril Holdings Ltd., and was President and CEO of Pembina Corporation from 1985 to 1993. Mr. Gordon served as Chairman and Director of the Canadian Energy Research Institute from December 1994 to March 1997. He is past Chairman of the Canadian Petroleum Association, founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and current Director of Loram Maintenance of Way, Mancal Corporation, Mancal Energy and Mancal Coal. Mr. Gordon received his Chartered Accountant designation in 1971.



David A. Bissett [1]
Director since May 2001

Mr. Bissett, a lawyer and CFA charterholder has been an independent businessman since 2000. He is the founder of Bissett and Associates Investment Management Ltd., now a division of Franklin Templeton Investments. Mr. Bissett is a director of TSX-listed PFB Corporation and is actively involved in the governance of several private corporations and community groups.



Myron F. Kanik [2]
Director since October 1997

Mr. Kanik has been an independent businessman since 1999. He was previously with the Alberta Department of Energy and served in various capacities, including Deputy Minister. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999. Mr. Kanik is currently a Director of TSX-listed AltaGas Energy, CS Petroleum Exploration and Nasdaq-listed Canada Southern Petroleum and is actively engaged in the governance of several not-for-profit organizations.



David N. Kitchen [2][3]
Director since April 1999,
Trustee October 1997-1999

Mr. Kitchen has been an independent businessman since 1996. He was Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada from 1986 to 1996. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia University, New York. Mr. Kitchen is affiliated with several educational and other not-for-profit organizations.



Donald L. Krogseth [1][3]
Director since June 2001

Mr. Krogseth has been an independent businessman since 2001. He was Senior Partner and Director of The CC&L Financial Services Group and Director of five CC&L subsidiaries, from 1989 until 2001. Mr. Krogseth has a Bachelor of Commerce Degree and has been a fellow of the Canadian Securities Institute since 1965. Mr. Krogseth is presently a Director of Argand Holdings Corporation, a private investment company and Chairman of the Nature Trust of British Columbia.



Robert B. Michaleski
President and Chief Executive Officer of Pembina Pipeline Corporation and Director since January 2000

Mr. Michaleski was appointed Controller of Pembina in January 1980 and Vice President Finance in September 1992. In connection with Pembina Pipeline Income Fund's initial public offering in October 1997, he was named Vice President Finance and Chief Financial Officer of Pembina. Mr. Michaleski is currently a Director of TSX-listed Real Resources Inc., and two private companies; Coril Holdings Ltd. and Coril Trust Company. Mr. Michaleski holds a Bachelor of Commerce (Honors) degree and received his Chartered Accountant designation in 1978.



Robert F. Taylor [3]
Director since October 1997

Mr. Taylor has been an independent businessman since 1997. Previously, he was Chief Operating Officer of Turbodyne Technologies Inc. Mr. Taylor was a Director of Shell Canada Limited and President of Shell Canada Products from 1993 to 1996 and prior thereto, Executive Vice President of Shell Canada Resources. He is currently a Director of McTAY Holdings Limited and Sempa Power Systems Limited.

(1) *Audit Committee Member*
(2) *Human Resources and Compensation Committee Member*
(3) *Health, Safety and Environment Committee Member*

The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 3, 2005 is supplementary to and should be read in conjunction with the Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003.

FORWARD-LOOKING INFORMATION

The information contained in this Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.

Management's Discussion and Analysis

THIS MD&A HAS BEEN REVIEWED BY BOTH THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND BY THE BOARD OF DIRECTORS. ALL AMOUNTS ARE STATED IN CANADIAN DOLLARS UNLESS OTHERWISE SPECIFIED.

2004 HIGHLIGHTS[1, 2]

Years ended December 31 *(in millions of dollars, except per Trust Unit amounts and where noted)*	2004	2003	2002
Revenue	**$ 278.3**	$ 243.1	$ 224.5
Operating expenses	**105.0**	96.2	89.0
Net operating income	**173.3**	146.9	135.5
EBITDA	**158.0**	133.7	122.8
Interest on long-term debt	**24.1**	20.3	15.8
Interest on convertible debentures	**19.9**	13.8	7.3
Net earnings before taxes	**29.3**	21.6	30.1
Net earnings	**60.4**	48.0	50.6
Net earnings per Trust Unit – basic and diluted	**0.60**	0.50	0.55
Distributed cash	**106.2**	101.0	96.3
Distributed cash per Trust Unit	**1.05**	1.05	1.05
Trust Units outstanding *(weighted average, thousands of units)*	**101,139**	96,211	91,700
Trust Units outstanding *(end of year, thousands of units)*	**102,933**	98,766	93,583
Total enterprise value	**2,134.8**	2,015.3	1,429.1
Capital expenditures	**58.0**	139.8	28.5
Total assets	**1,548.9**	1,582.8	1,264.6
Total long-term financial liabilities	**866.7**	764.1	578.2

[1] *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

[2] *Refer to "Non-GAAP Measures" at the bottom of page 19.*

NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with Canadian Generally Accepted Accounting Principles ("GAAP"). Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian GAAP and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of the terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to net earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

OVERVIEW

Management remains focused on maintaining the operating performance of the conventional pipelines, minimizing the impact of natural oil and gas production declines in the fields that these pipelines serve by: managing tolls, controlling operating costs and capturing new development opportunities as they arise. Investment in the AOSPL capacity expansion and the ethylene storage facility continues to make significant contributions to our operating results. Despite the fact that our systems operate in a competitive and increasingly stringent regulatory environment, Pembina has been successful in attracting new development by offering reliable, cost-effective and environmentally sound services to our customers. Pembina will continue to manage the operating margins of the conventional systems while pursuing new business opportunities throughout the industry.

RESULTS FROM OPERATIONS

(in millions of dollars, except where noted)	Alberta	BC[1]	AOSPL	Ethylene Storage	Total
2004					
Throughput *(mbbls/day)*	**409.5**	**25.5**	**243.6**	**–**	**678.6**
Revenue	**$ 174.8**	**$ 28.3**	**$ 54.1**	**$ 21.1**	**$ 278.3**
Operating expense	**65.7**	**17.6**	**18.2**	**3.5**	**105.0**
Operating expense *($/bbl)*	**0.44**	**0.80**	**0.20**	**–**	**0.40**
Net operating income[2]	**109.1**	**10.7**	**35.9**	**17.6**	**173.3**
Capital expenditures	**$ 18.8**	**$ 8.8**	**$ 30.1**	**$ 0.3**	**$ 58.0**
2003					
Throughput *(mbbls/day)*	433.6	27.5	217.6	–	678.7
Revenue	$ 163.5	$ 23.9	$ 44.5	$ 11.2	$ 243.1
Operating expense	63.0	13.8	17.1	2.3	96.2
Operating expense *($/bbl)*	0.40	0.59	0.22	–	0.37
Net operating income[2]	100.5	10.1	27.4	8.9	146.9
Capital expenditures	$ 6.2	$ 9.3	$ 124.3	$ –	$ 139.8

1 *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenue, operating costs and income include both Western and BC gathering system results.*

2 *Refer to "Non-GAAP Measures" at the bottom of page 19.*

CONSOLIDATED REVENUE


$250
$200
$150
$100
$50
$0
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
1998
1999
2000
2001
2002
2003
2004
Average Tariff ($/bbl)
Revenue ($ millions)

RESULTS FROM OPERATIONS

In 2004, Pembina's consolidated revenue was $278.3 million, a 15 percent increase from 2003 revenue of $243.1 million. The increase is due to a combination of higher tariffs, increased revenue on the conventional pipelines, the higher incremental return on the AOSPL system and inclusion of a full year of results for the ethylene storage facility. Completion of the AOSPL system expansion in 2004 generated an incremental $9.5 million in revenue over 2003, and the ethylene storage facility contributed $9.9 million in incremental revenue. Revenue generated by the conventional pipeline operations in 2004 was $203.1 million, an increase of $15.7 million over the 2003 revenue of $187.4 million. This increase was due to a combination of tariff increases on some of the pipeline systems, as well as increased revenue due to additional capital invested on the BC gathering system.

Total throughput on Pembina's pipelines averaged 678,600 barrels per day in 2004, similar to the 2003 average daily throughput. AOSPL's average daily throughput was 12 percent, or 26,000 barrels per day, higher in 2004 than in 2003 as a result of improved production from the Syncrude facility. Average daily throughput in 2004 on the Alberta and British Columbia conventional systems was down by 5.5 percent and 7.3 percent respectively from 2003, due to the impact of natural oil and gas field production declines and operational restrictions on these systems. These restrictions were resolved in the fourth quarter of 2004.

Operating costs in 2004 totaled $105.0 million, an increase of $8.8 million from 2003. Inclusion of a full year of operating results on the ethylene storage facility accounted for $1.2 million of this increase, $1.1 million related to AOSPL and the remainder resulted from higher operating costs on the Alberta pipelines and the BC regulated assets. Operating expenses in 2004, on a unit of throughput basis and excluding storage facility results, averaged 38.8 cents per barrel compared to 36.0 cents per barrel in 2003. Excluding the AOSPL system, per unit operating expense for the conventional pipelines was 48.5 cents per barrel in 2004, a 6.2 cent per barrel increase over 2003. Much of the increase is directly attributable to elevated regulatory and compliance requirements, the increasing need for expanded maintenance, repair and environmental programs and a general increase in staffing costs. Pembina has developed an internal testing program that will utilize newly available technology to confirm the integrity of those pipelines that have been identified by Pembina as potentially susceptible to stress corrosion cracking. The program, utilizing recently developed Crack Detection ("CD") tools for smaller diameter pipe, will entail internal testing of eight pipelines over a four-year period. The estimated cost of this program totals $22.1 million, of which $1.3 million has been expended in 2004 and the balance spread roughly evenly over the following three years. The CD tool program will become part of Pembina's ongoing programs of preventative maintenance and pipeline integrity. Pembina has instituted a number of programs, such as asset management, pipeline integrity reviews and cost control, to ensure that operating results are maintained and increases in field expenditures are minimized.

OPERATING COSTS



$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
($/bbl)
1998
1999
2000
2001
2002
2003
2004
($ millions)

COMPOSITION OF 2004 OPERATING COSTS



32% Operations/Other
34% Maintenance
16% Power
13% Property Tax
5% Insurance

ALBERTA PIPELINES

Daily average throughput on Pembina's Alberta systems in 2004 was 409,500 barrels per day, compared to 433,600 barrels per day in 2003, a 5.5 percent decline year-over-year. A significant component of this decline is attributable to a break on a remote section of the Peace System natural gas liquids pipeline. In April 2004, the 12-inch NGL pipeline ruptured, requiring Pembina to remove the line from service for 39 days to effect the cleanup, required repairs and hydrostatically test the pipeline. Annualized, this break contributed approximately 5,000 barrels per day to the overall decline. Other operational items, such as maintenance downtime and natural oil and gas field production declines, contributed to the overall reduction in average daily throughput. This is balanced by the fact that four new connections were brought on line during 2004, somewhat offsetting field declines. In 2005, an additional five new customer-requested connections are scheduled for completion, largely due to increased industry activity throughout Pembina's service regions. Pembina is in discussions with several producer groups concerning potential transportation services.

Revenue on the Alberta pipelines in 2004 was $174.8 million, up from $163.5 million in 2003. Increased revenue is due to tariff adjustments on most of the Alberta systems, raising the average toll per barrel from $1.03 in 2003 to $1.17 in 2004. The toll increases were implemented to counterbalance the combined impact of generally declining production volumes, reduced pipeline receipts due to the NGL pipeline rupture and rising operating and maintenance costs. Pembina will continue to employ toll management, in combination with asset rationalization and cost control, to promote consistent operating margins on all of its conventional pipeline systems.

Power continues to be a significant component of the cost of operations, constituting 11 percent of the total operating expenses for the Alberta systems. As part of Pembina's risk management program, the unit costs on 100 percent of Pembina's estimated Alberta power requirements have been fixed in two power rate swap transactions. The hedges, which expire at the end of 2010, were put in place to minimize Pembina's exposure to power cost fluctuations and to smooth operating results. The fixed unit cost for 2004 under the two hedge instruments was below the market cost of electric power during the year, and the mark-to-market value of the power rate swaps at December 31, 2004 was an unrealized gain of $0.9 million.

Pembina continues to maintain a stable 2005 outlook for operating results on the Alberta pipelines. 2005 volumes are expected to show improvement over 2004, with new connections in 2005 and the results of robust industry activity in prior years continuing to mitigate declining throughput on the mature pipeline systems. Toll increases implemented by Pembina in 2004 are projected to increase the average tariff per barrel on the Alberta systems to $1.21 in 2005 and, are expected to offset the impact of rising operating expense. Overall, Pembina expects the operating income generated by the Alberta systems in 2005 to increase over the 2004 results.

BC PIPELINES

Revenue contributed by the BC gathering systems and the Western system (collectively referred to as the BC Pipelines) totaled $28.3 million in 2004. This represents a $4.4 million, or 18.4 percent, increase over 2003 revenue of $23.9 million and is primarily due to the higher revenue requirement on the provincially regulated BC gathering systems generated through higher operating and capital spending. Revenue on the BC gathering systems totaled $17.0 million in 2004, an increase of $4.7 million over 2003. Revenue generated by the Western system remained comparatively flat, at $11.3 million compared to $11.6 million in 2003.

Volumes transported in 2004 on the Western system averaged 25,500 barrels per day, compared to 27,500 barrels per day in 2003. The decline is the result of tank and other maintenance programs at terminals located on the Western system that temporarily reduced Western's overall transport capacity, and the result of delivery restrictions arising from adverse weather conditions. These restrictions were resolved in late 2004. Volumes transported on the BC gathering systems averaged 34,600 barrels per day in 2004, down from 36,100 barrels per day in 2003, due to natural declines on connected reserves and, to a lesser extent, operational issues.

Operating expenses on the BC Pipelines totaled $17.6 million in 2004 compared with $13.8 million in 2003, an increase of $3.8 million. Much of this increase is the result of increased maintenance, inspection and integrity costs on the Western system. It is anticipated that the higher level of expenditure will continue to be required for the prudent operation of these pipelines.

In April 2004, Pembina concluded all issues surrounding the mid-2000 pipeline break on the Western system. A $1.4 million settlement with the Town of Chetwynd, BC reimbursed the community for all remaining outstanding expenses arising from this incident and, all regulatory expectations have been met. This settlement was substantially recovered from Pembina's insurers. All charges levied by the Crown against Pembina have also been settled. The conclusion of this matter averted lengthy legal proceedings and has resulted in a solution beneficial to both Pembina and the community.

Revenue on the provincially regulated BC gathering pipelines is based on a return on investment and recovery of operating costs, therefore independent of throughput. No new connections to these pipelines in 2005 is presently anticipated. Average throughput on the Western system is expected to remain constant in 2005 at the 2004 level. Volumes on the Western system are transported at tariff rates fixed under a tolling arrangement that is currently scheduled to expire in 2007. Revenue generated by Western will continue to depend largely on the marketing decisions of the system shippers who may elect to move product west on the Western system or east on Pembina's Alberta pipelines.

AOSPL

AOSPL throughput averaged 243,600 barrels per day during 2004, a 12 percent increase over the 2003 average of 217,600 barrels per day, the increase resulting from production efficiencies at the Syncrude plant. The AOSPL capacity expansion, commissioned in September of 2004, was completed at a cost $167.5 million, $30.1 million of which was incurred in 2004. The actual capital expended on this project came in well below the Syncrude approved budget of $208.0 million. Following the expansion, AOSPL has a design capacity of 389,000 barrels per day. While utilization of the incremental capacity will await completion by Syncrude of their current phase of productive capacity expansion, this does impact revenue generated by AOSPL. Returns on this contract-based system are calculated on invested capital and are not dependent on utilization rates. Revenue from the AOSPL system rose to $54.1 million in 2004, a $9.6 million increase from 2003 revenue of $44.5 million, reflecting incremental returns on capital invested.

System operating expenses of $18.2 million in 2004, compared to $17.1 million in 2003, an increase of 5.8 percent year-over-year. The capacity expansion has an added benefit of providing operating efficiencies and economies of scale as it is far more efficient to move a larger volume through a higher capacity pipeline. Power requirements and other operating costs are reduced, on a per barrel basis, as a result.

In 2005, Pembina expects AOSPL revenues to increase by approximately ten percent, resulting from full inclusion of capital invested in the capacity expansion in the rate base.

ETHYLENE STORAGE

Purchased in June 2003, Pembina's 50 percent non-operated interest the Fort Saskatchewan Ethylene Storage Limited Partnership continues to generate expected returns. Returns on the ethylene storage facility are contract-based, generated on a cost of service basis with the two principal facility customers. The contract provides for full operating cost recovery plus a return on invested capital. As the results for 2003 reflected only the seven-month period from the date of purchase to the year-end, 2004 results, which were for a full year, were proportionately higher. Revenue, operating expenses and operating income for 2004 were $21.1 million, $3.5 million and $17.6 million respectively, up significantly from revenue of $11.2 million, operating expenses of $2.3 million and operating income of $8.9 million reported in 2003. Pembina expects 2005 results to be very similar to the 2004 results, due to the stable, consistent nature of the revenue stream generated by this interest.

EXPENSES

General and Administrative

General and administrative expenses totaled $14.2 million in 2004 compared to $11.8 million in 2003, an increase of $2.4 million. Much of the increase is attributable to higher salary and benefit costs in 2004. Pembina increased its Calgary based head office staff from 66 employees at the end of 2003 to 77 employees at the end of 2004. The larger staff contingent is required to effectively administer Pembina's expanded asset base and manage the demands of an increasingly complex and evolving regulatory and reporting environment. Other operating costs, such as rent, have also increased in response to the expanded operations, larger overall staff complement and general industry and economic pressures. However, as a percentage of net operating income, general and administrative expenses have remained relatively consistent over the past three years, at 8.2 percent for 2004 and 8.0 percent in each of 2003 and 2002.

Management Fees

Pembina Management Inc. ("the Manager") acts as the administrator for the Fund and the manager of the Fund's subsidiaries. As outlined in Note 1 to the consolidated financial statements, the compensation paid to the Manager is based on a percentage of distributed cash, as well as other fees based on specific performance criteria. In 2004, the Manager was paid a fee of $1.1 million, up slightly from 2003. No other fees were payable in 2004, however the Manager was paid a $1.2 million acquisition fee in 2003 on the purchase of the 50 percent interest in the Fort Saskatchewan Ethylene Storage Limited Partnership.

Depreciation and Amortization

Depreciation and amortization expense increased by $6.8 million from $76.9 million in 2003 to $83.7 million in 2004. The increase relates primarily to a higher depreciable asset base resulting from expenditures related to the AOSPL capacity expansion and the inclusion of depreciation of the storage facility interest, acquired in mid-2003, over a full year in 2004. The storage facility assets are amortized over the 20-year life of the storage agreement which was executed in June 2003. AOSPL assets are depreciated as stipulated in the long-term transportation agreement under which the system is administrated. The rate of depreciation for the AOSPL assets is tied to the remaining life of the agreement, which is currently scheduled to expire at the end of 2035. Other pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from three percent to ten percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets.

Accretion on Asset Retirement Obligations

Accretion on asset retirement obligations remained constant, with $1.0 million recorded in relation to this requirement in both 2004 and 2003. Recognition of asset retirement obligations became a requirement under generally accepted accounting principles in 2004 and, as a result, all prior period financial statements have been restated to reflect these obligations. Accretion on asset retirement obligations is the amount, in management's estimation, that has been incurred through the current year's operations relating to the ultimate retirement and disposal of the assets and facilities that are currently employed by the Fund. As the amounts are based on estimates of the current operating life and the ultimate retirement expense for these assets and facilities, actual results may differ from these estimations. In 2004 or 2003 there were no asset retirements.

Interest Expense and Financial Instruments

Net interest expense of $24.1 million was incurred in 2004, compared to $20.3 million in 2003. The increase is largely the result of higher average debt outstanding in 2004. Outstanding senior debt at the end of 2004 totaled $434.4 million compared to $416.1 million a year earlier. Pembina has entered into interest rate swap transactions on $110 million principal amount with rates fixed at an average of 5.65 percent and an average remaining term to expiration of 2.3 years. The mark-to-market value of these swaps at December 31, 2004 was an unrealized loss of $2.7 million. Interest rates are fixed on $275 million of senior secured and unsecured notes, leaving only roughly ten percent of Pembina's outstanding debt exposed to interest rate fluctuations.

Debenture Interest

Interest on convertible debentures for 2004 was $19.9 million, compared with $13.8 million in 2003. The increase is primarily attributable to the full year impact of the issuance of $220.0 million of 7.35 percent convertible debentures in mid-2003. The increase was partially offset by continued conversion of the convertible debentures into Trust Units throughout the year. In 2004, $13.0 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issue costs, from $264.7 million at December 31, 2003 to $251.7 million at December 31, 2004. Of the total amount outstanding at the end of 2004, the remaining principal balances are as follows: $218.7 million at 7.35 percent and convertible at $12.50 per unit; $32.2 million at 7.5 percent and convertible at $10.50 per unit; and, $11.6 million at 8.25 percent and convertible at $9.00 per unit. Should the trading price of the Trust Units remain above the conversion prices of the convertible debentures, Pembina anticipates further conversion of the debentures to equity throughout 2005.

Income taxes

As the Fund is a unit trust for income tax purposes, the Fund is taxable only on that income not distributed to Unitholders. Pursuant to its Declaration of Trust, the Fund is required to distribute all of its income to the Unitholders and, therefore, there is no income tax payable by the Fund. However, the subsidiaries of the Fund are taxable, and any income tax or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

Future income tax liabilities of the subsidiaries amounted to $167.3 million at December 31, 2004. These liabilities represent the differences between the book values and the tax values of the capital assets at future statutory income tax rates. These differences arose at the time of the initial acquisition of the assets in 1997 and on subsequent acquisitions. On recognition, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $33.3 million in 2004 represents the annual change in the book value and the tax value of the assets at the future statutory rates.

Pension Liability

The Fund's subsidiary, Pembina Pipeline Corporation, maintains a non-contributory defined benefit pension plan covering 316 employees and 90 retirees. At the end of 2004, the plan was in deficit in the amount of $12.5 million. At December 31, 2004, plan obligations amounted to $58.3 million compared to plan assets of $45.8 million. During 2004, $3.6 million in pension expense was recorded and $4.4 million was contributed to the plan. This compares to an expense of $3.2 million and a contribution of $4.7 million in 2003.

The accrued pension liabilities of $1.1 million represents amounts expensed in the statement of earnings but not contributed to the plan. In 2005, contributions of $4.0 million and a similar amount of pension expense are anticipated. Assumptions under the plan include management's expectation of a long-term return on plan assets of 7.0 percent per annum and an annual increase in compensation of 4.0 percent, which are in line with current industry standards.

NET EARNINGS

Years ended December 31, 2004 and 2003 *(in millions of dollars, except per Trust Unit amounts)*	2004	cents/bbl[1]	2003	cents/bbl[1]
Revenue	$ 278.3	106.5	$ 243.1	93.0
Less: operating expense	105.0	40.2	96.2	36.9
Net operating income[3]	173.3	66.3	146.9	56.1
Deduct / (add):				
General and administrative	14.2	5.4	11.8	4.5
Management fee	1.1	0.4	1.0	0.4
Interest on long-term debt	24.1	9.2	20.3	7.7
Interest on convertible debentures	19.9	7.6	13.8	5.2
Depreciation and amortization	83.7	32.1	76.9	29.5
Accretion on asset retirement obligations	1.0	0.4	1.0	0.4
Future income tax reduction	(33.3)	(12.7)	(28.5)	(10.9)
Capital and income taxes	2.2	0.8	2.1	0.8
Other	–	–	0.5	0.1
Net earnings	$ 60.4	23.1	$ 48.0	18.4
Net earnings per Trust Unit – basic and diluted[2]	$ 0.60		$ 0.50	

1 *Cents per barrel of pipeline throughput. Includes Ethylene Storage Facility results.*

2 *Based on weighted average units outstanding during the year.*

3 *Refer to "Non-GAAP Measures" at the bottom of page 19.*

Pembina's net earnings in 2004 were $60.4 million, $12.4 million higher than in 2003. This is primarily the result of a $26.4 million increase in net operating income arising from the expanded AOSPL rate base, inclusion of a full year of results from the ethylene storage facility and improved operating margin contribution from Pembina's conventional pipeline operations. Increased depreciation charges, higher interest and financing costs and higher general and administration costs in 2004, described in previous sections of this MD&A, somewhat offset higher 2004 operating income. 2004 future income tax recoveries are $4.8 million higher than in 2003 due to the recovery of future taxes arising from the acquisition of the ethylene storage facility in 2003 and, to a reduction in provincial income tax rates in 2004.

DISTRIBUTED CASH[1]

Years ended December 31, 2004 and 2003 *(in millions of dollars, except per Trust Unit amounts)*	2004	2003
Net earnings	$ **60.4**	$ 48.0
Add/(deduct):		
Depreciation and amortization	**83.7**	76.9
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(33.3)**	(28.5)
Maintenance capital expenditures	**(1.3)**	(1.3)
(Increase) decrease in distribution reserve	**(4.3)**	4.9
Distributed cash	$ **106.2**	$ 101.0
Distributed cash per Trust Unit	$ **1.05**	$ 1.05
Diluted distributed cash per Trust Unit	$ **1.02**	$ 1.02

[1] *Refer to "Non-GAAP Measures" on page 19.*

Ongoing growth in distributed cash mirrors the expansion of both Pembina's asset and Unitholder base and is generated exclusively from operations. Distributed cash rose by five percent in 2004 to $106.2 million, up from $101.0 million in the previous year. Distributed cash per Trust Unit remained constant at $1.05 per Trust Unit. Pembina maintains a distribution reserve to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. The distribution reserve increased by $4.3 million during the year, resulting in an available balance of $5.2 million at December 31, 2004. Pembina's objective for this reserve is $5 million.

DISTRIBUTED CASH *($ millions)*


$125
$100
$75
$50
$25
$0
1998
1999
2000
2001
2002
2003
2004

2004 CASH DISTRIBUTIONS TO UNITHOLDERS

Record Date	Payment Date	Taxable Other Income	Non-Taxable Amount	Total
January 31, 2004	February 14, 2004	$ 0.08649	$ 0.00101	$ 0.0875
February 29, 2004	March 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
March 31, 2004	April 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
April 30, 2004	May 14, 2004	$ 0.08649	$ 0.00101	$ 0.0875
May 31, 2004	June 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
June 30, 2004	July 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
July 31, 2004	August 13, 2004	$ 0.08649	$ 0.00101	$ 0.0875
August 31, 2004	September 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
September 30, 2004	October 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
October 31, 2004	November 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
November 30, 2004	December 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
December 31, 2004	January 14, 2005	$ 0.08649	$ 0.00101	$ 0.0875
Total 2004 Cash Distributions		**$ 1.03788**	**$ 0.01212**	**$ 1.0500**

Of the total distribution of $1.05 per Trust Unit declared in 2004, $1.03788 per Trust Unit, or 98.84 percent, is taxable "other income" and $0.01212 per Trust Unit, or 1.16 percent, is non-taxable. Generally, for most Unitholders, the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions will change in taxation year 2005 to roughly 80 percent taxable "other income" and 20 percent non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that, for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional Units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the Plan will be taxed as income.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2004	2003
Cash and accounts receivable	**$ 26.4**	$ 37.0
Working capital	**2.8**	7.3
Bank debt	**84.4**	316.1
Senior unsecured notes	**250.0**	
Senior secured notes	**100.0**	100.0
Convertible debentures	**251.7**	264.7
Available debt capacity[1]	**175.5**	133.8
Fixed rate debt *(average rate of 6.3 percent)*	**385.0**	235.0
Variable rate debt *(average rate of 3.4 percent)*	**$ 49.4**	$ 181.0
Outstanding at February 28, 2005:		
Trust Units *(millions)*	**103.9**	
Trust Unit options *(millions)*	**0.9**	
8.25% convertible debentures *(principal amount in $ millions)*	**10.6**	
7.50% convertible debentures *(principal amount in $ millions)*	**30.1**	
7.35% convertible debentures *(principal amount in $ millions)*	**217.4**	

[1] *Reduced by outstanding letter of credit of $0.1 million*

The Fund has established credit facilities of $610.0 million, of which $175.6 million was unutilized at year-end. The credit facilities consist of an operating facility of $30.0 million, a revolving credit facility of $230.0 million, senior unsecured notes of $250.0 million and senior secured notes of $100.0 million. At December 31, 2004, the working capital of the Fund, excluding long-term debt due within one year, was $2.8 million, providing sufficient liquidity to manage ongoing operations. A major portion of the Fund's accounts receivable are with customers in the oil and gas industry and, under the terms of the Fund's shipping regulations, tolls are payable on the 25th day of the following business month, which coincides with the date on which oil and gas companies receive payment from industry partners and customers. Because of this, the risk of non-collection is considered to be extremely low. The Fund distributes all of its net cash flow subject to retaining an appropriate distribution reserve, financing maintenance capital, making loan repayments and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $434.4 million at December 31, 2004 resulted in a proportion of total debt to total enterprise value of 34.2 percent. This compares to 35.8 percent at the end of the prior year.

In June 2004, the Fund replaced a $190.0 million revolving credit facility, established for the AOSPL expansion, with $175.0 million in Series A and $75.0 million in Series B senior unsecured notes. The Series A senior unsecured notes bear interest at 5.99 percent payable semiannually and are due June 15, 2014. The Series B senior unsecured notes bear interest at the three-month banker's acceptance rate plus 90 basis points, payable quarterly in arrears, and are due on June 22, 2009. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Credit rating agency ratings on the Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2004. The STA-2 (low) stability rating and 'BBB high' senior secured and 'BBB' senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and, the 'BBB' long-term corporate credit, 'BBB plus' senior secured and 'BBB' senior unsecured debt ratings by Standard & Poor's ("S&P") are current. The DBRS stability ratings system measures the volatility and sustainability of distributions per Trust Unit on a rating scale of STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable asset profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

Development capital totaled $56.8 million in 2004, of which $30.1 million related to the completion of the AOSPL expansion project, $18.3 million was spent on new connections and upgrades on Pembina's Alberta pipeline systems and $8.4 million was spent on new connections, upgrades and other costs on the BC pipelines. Maintenance capital expenditures totaled $1.3 million, consistent with prior years. There are currently no commitments for significant capital expenditures in 2005.

Contractual Obligations

	Payments Due By Period				
($ millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Office and vehicle leases	$ 15.3	$ 2.8	$ 4.4	$ 3.0	$ 5.1
Long-term debt	434.4	3.5	25.6	156.9	248.4
Convertible debentures	262.5		43.8		218.7
Total contractual obligations	$ 712.2	$ 6.3	$ 73.8	$ 159.9	$ 472.2

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the Fund's audited consolidated financial statements as at and for the year ended December 31, 2004 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

Depreciation

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

Goodwill

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax basis of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets by the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

Asset Retirement Obligations

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Asset Impairment

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge is recognized as depreciation expense in the amount that the carrying value of the asset exceeds its fair value.

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

Effective January 1, 2004, the Fund retroactively adopted the Canadian accounting standard for asset retirement obligations as outlined in the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3110 'Asset Retirement Obligations'. This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred and if a reasonable estimate of fair value can be made. Application of this standard only relates to the legal obligations of the Fund to remove assets and the associated clean-up at the end of their useful lives. The fair value is recorded as a long-term liability, with the corresponding increase in the carrying amount of the property, plant and equipment. With the passage of time the liability will increase the liability as accretion is charged to the period earnings. Revision to the timing of the payment or cost estimates will also result in a change in the asset retirement obligation. Previously, the Fund was required to set up a provision for future abandonment and site restoration once such costs could be reasonably determined, however no liabilities were recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers. The impact of this change has been disclosed in Note 3 to the Consolidated Financial Statements.

The Fund retroactively early adopted the Canadian accounting standard for liabilities and equity as outlined in the CICA Handbook section 3860 'Financial Instruments – Disclosure and Presentation' requiring the convertible debentures issued by the Fund to be disclosed as liabilities of the Fund. All prior periods have been restated as a result. The impact of this change has been disclosed in Note 3 to the Consolidated Financial Statements.

The CICA modified Accounting Guideline 13 'Hedging Relationships', effective January 1, 2004, to clarify the principles for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. There was no impact on the Fund's financial statements as a result of the adoption of this standard.

Additional information concerning the Fund's significant accounting policies is contained in Note 2 to the Consolidated Financial Statements.

TRUST UNIT INFORMATION

	2004	2003
Trading volume and value *(in thousands of dollars, except where noted)*		
Total volume *(Trust Units)*	**49,178,044**	44,737,608
Average daily volume *(Trust Units)*	**195,930**	175,440
Value traded	**$ 610,125**	$ 527,348
Trust Units outstanding at year-end *(Trust Units)*	**102,933,221**	98,766,465
Year-end unit trading price *($/Unit)*	**$ 13.65**	$ 13.10
Market value *(at December 31)*		
Trust Units	**$ 1,405,035**	$ 1,293,835
8.25% convertible debentures[1]	**17,611**	19,802
7.50% convertible debentures[2]	**41,577**	51,646
7.35% convertible debentures[3]	**236,159**	233,915
Market capitalization	**1,700,382**	1,599,198
Senior debt	**434,388**	416,111
Total enterprise value *(at December 31)*	**$ 2,134,770**	$ 2,015,309

1 *$11.6 million principal amount of 8.25% convertible debentures outstanding at a market price of $152.00.*
2 *$32.2 million principal amount of 7.50% convertible debentures outstanding at a market price of $129.00.*
3 *$218.7 million principal amount of 7.35% convertible debentures outstanding at a market price of $108.00.*

The Fund's Trust Units, along with each of the three series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the outstanding securities of the Fund was $1.7 billion at December 31, 2004. Issued and outstanding Trust Units of the Fund rose to 102.9 million by the end of 2004, up from 98.8 million a year earlier. During 2004, 1.3 million Trust Units were issued as the result of debenture conversions, 2.5 million Trust Units were issued under the Premium DRIP, which is described below, and 0.3 million units were issued upon the exercise of Trust Unit options. Pembina's proportion of total debt to total enterprise value declined slightly to 34.2 percent at December 31, 2004, from 35.8 percent at the end of 2003. Management is satisfied that the amount of leverage currently employed in Pembina's capital structure is appropriate given the characteristics of its underlying asset base.

Pembina raised $30 million under its Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("Premium DRIP") during 2004. Since its launch in January 2003, the plan has attracted strong Unitholder interest. Pembina views unit issuance under the plan as a dependable, cost-effective source of incremental financing, and utilizes Plan proceeds to fund its capital program. Plan participation is limited to target levels to minimize the dilutive impact. The 2.5 million Trust Units issued under the Plan during 2004 represent less than three percent of the issued and outstanding units at the end of the year. In 2005, Pembina intends to reduce the amount raised under the Premium DRIP to $15 million; however, will maintain the flexibility to alter this target, dependent upon actual capital funding requirements during the year.

On February 11, 2005 the Fund undertook a Unitholder residency search to establish foreign ownership in the Fund's publicly traded securities. The results of this search indicate that approximately 18 percent of the Fund's issued and outstanding Trust Units are held beneficially by non-residents of Canada. This level of non-resident ownership is well within the residency restrictions set out in the Fund's Declaration of Trust.

OUTLOOK AND RISKS

Outlook

Over the past seven years, Pembina has developed a substantial portfolio of high-quality assets, structured to provide a relatively balanced weighting between the conventional, toll-based energy transportation business and the contract-based, long-life infrastructure asset segments. The strategies developed to manage these diverse interests reflect management's view of the future prospects and competitive environment in which each business segment operates.

Pembina's conventional pipeline business, serving crude oil and natural gas producing regions across much of Alberta and British Columbia, has directly benefited from strong

ANNUAL VALUE TRADED AND AVERAGE DAILY TRADING VOLUME



$600
$500
$400
$300
$200
$100
$0
180
150
120
90
60
30
0
1998
1999
2000
2001
2002
2003
2004
Average Daily Volume (thousands of Units)
Annual Value Traded ($ millions)

oil and gas industry fundamentals that have persisted over the past four years. Historically high commodity prices precipitated record levels of drilling and industry spending in 2004. During the year, Pembina completed four new crude oil battery connections, which produced an aggregate 6,400 barrels per day of incremental throughput by the end of 2004. Another five connections are scheduled for completion over the first half of 2005 that, should planned drilling and development proceed as projected, could add a potential 30,000 barrels per day of incremental throughput as the newly connected facilities ramp up to full production.

Industry projections indicate sustained development of conventional reserves in Western Canada in 2005. Incremental pipeline receipts generated from ongoing industry activity in our service regions partially arrests production decline rates on connected reserves. This new activity supports Pembina's objective for its conventional pipeline systems, which is to maintain the operating margin contribution from this business segment. Toll management, the ongoing rationalization of underutilized assets and the proactive pursuit of revenue enhancement opportunities are other measures that underpin the profitable operation of these pipeline systems. Pembina successfully achieved its targeted level of contribution from this business segment in 2004 and, based on our outlook for 2005, believe that this success can be repeated in the current year.

During 2004, Pembina focused its resources on pursuit of business prospects in the long-life oil sands area and intends to continue to pursue these opportunities in 2005. The public announcement of a number of large-scale oil sands projects is expected to provide opportunities for significant pipeline and related infrastructure investment in coming years. Pembina views investment opportunities here, which are generally characterized by very long-term, low-risk returns, as a critical element in our corporate strategy. The recent completion of a multi-year capacity expansion of our AOSPL pipeline, and the potential for further low-cost expansion of that system, affords Pembina a clear advantage in what is expected to be a highly competitive environment.

Ongoing market support for the trust sector, sustained by an accommodative interest rate environment, got a further boost from two recent developments. First, the "limited liability" issue surrounding investment in the trust sector was effectively resolved in late 2004 with the passage of investor liability legislation by the Government of Ontario. This followed similar legislation in other Canadian jurisdictions (including adoption in Alberta, the jurisdiction governing the Fund, in July, 2004), and substantially eliminates a significant hurdle to potential institutional investment in the sector. Additionally, the announcement made by Standard & Poor's in January 2005 of its intent to include income trusts into the S&P/TSX composite index by mid-2005 is widely expected to support demand for eligible trusts, of which we believe Pembina Pipeline Income Fund is a potential candidate.

Strong 2004 exit results, coupled with solid fundamentals and supportive economic conditions, provide optimism for ongoing success in the coming year. Pembina achieved its 2004 distribution reserve objective, restoring the available balance to $5.2 million by the end of the year. This reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. Based on management's outlook for 2005, and barring any material change to this outlook, Pembina expects that the distribution reserve may expand to a level where reconsideration of the distribution rate later in the year may be appropriate. Any increase in this rate is conditional upon management's confidence in the sustainability of such increase.

Risk Factors

Following is a summary of the primary risk factors identified by Management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operations of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.

Distributions

The Fund has announced a 2005 distribution objective of $1.05 per Trust Unit, consistent with the distribution rate established over the past four years. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in service, or the ability of Pembina to delay interest payments on its senior secured notes for up to twelve months in certain circumstances.

Debt Service

At the end of 2004, Pembina had exposure to floating interest rates on $49.4 million of bank debt. A 0.25 percent change in the short-term rates would have an annualized impact of $0.1 million on net cash flow. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 8 to the Fund's 2004 financial statements, could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of the Pembina senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the Fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes which are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

Capital Resources

Future acquisitions, expansions of the pipeline assets and other capital expenditures will be financed from sources such as cash generated from operations, issuances of additional Trust Units or other securities of the Fund or Pembina and borrowings. There can be no assurance that sufficient capital will be available on terms acceptable to the Fund to fund expansions or other required capital expenditures. To the extent that external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures will be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures, the level of cash distributed to Unitholders will be reduced.

Reserves Replacement and Throughput

Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market based tolls, and therefore certain tariff revenues are dependent upon throughput levels. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure the pipeline operators to reduce tariffs. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, all of which are beyond the Fund's control.

Environmental Costs and Liabilities

The operation of the pipeline assets is subject to Canadian federal and Alberta and British Columbia provincial laws and regulations relating to environmental protection and operational safety. Although Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina was not able to recover the resulting costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. If Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to monitor a significant spill of product.

Competition to the Pipeline Operations

Pembina competes with other pipelines in its service areas as well as with truckers of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. In addition, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta, the AEUB and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Counsel), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the BC Pipelines which are provincially regulated, while considered remote, could result in toll levels which are not considered fair and reasonable by Pembina and may impair the economic operation of such regulated pipeline systems.

Pipeline Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, which abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders of Trust Units and to service obligations under the Convertible Debentures.

Operational Hazards

Pembina's operations will be subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond the control of Pembina. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

ADDITIONAL INFORMATION

Additional information relating to Pembina Pipeline Income Fund, including the Fund's annual information form and financial statements, can be found on the Fund's profile on the SEDAR website at **www.sedar.com**.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2004				2003			
($ thousands, except per Trust Unit amounts and where noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	**$ 69,026**	**$ 67,283**	**$ 70,142**	**$ 71,840**	$ 58,216	$ 57,030	$ 61,562	$ 66,266
Operating expense	**26,541**	**27,727**	**25,481**	**25,279**	24,311	23,458	23,065	25,317
EBITDA[1]	**38,432**	**36,386**	**40,694**	**42,490**	30,851	29,776	35,496	37,534
Net earnings	**18,601**	**11,336**	**15,112**	**15,374**	11,679	12,940	11,257	12,079
Net earnings per Trust Unit *($/unit)*								
Basic and diluted	**0.19**	**0.11**	**0.15**	**0.15**	0.12	0.14	0.12	0.12
Distributed cash[1]	**26,188**	**26,420**	**26,645**	**26,939**	24,666	25,044	25,465	25,833
Distributed cash per Trust Unit[1] *($/unit)*								
Basic	**0.2625**	**0.2625**	**0.2625**	**0.2625**	0.2625	0.2625	0.2625	0.2625
Diluted	**0.2543**	**0.2543**	**0.2533**	**0.2550**	0.2568	0.2582	0.2542	0.2541
Trust Units outstanding *(thousands)*								
Weighted average *(Basic)*	**99,764**	**100,647**	**101,502**	**102,622**	93,954	95,420	97,004	98,409
Weighted average *(Diluted)*	**122,688**	**123,541**	**124,360**	**125,236**	101,659	104,366	121,007	121,889
End of period	**100,115**	**100,902**	**101,874**	**102,933**	94,285	96,095	97,502	98,766

[1] *Refer to "Non-GAAP Measures" on page 19.*

Pembina typically experiences limited variability in quarterly results, due to the stable nature of its operations. However, as a result of growth in Pembina's underlying asset base, revenue, expense and cash flow increased over the eight quarters noted above. The exception to this growth trend occurred in the second quarter of 2004 when an operational incident impacted these metrics.

FOURTH QUARTER RESULTS

For specific information regarding the Fund's financial and operational results for the fourth quarter of 2004, readers are directed to the Fund's Interim Report for the fourth quarter of 2004, an electronic copy of which is available on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.

Manager's Report

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina Management Inc. (the "Manager"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the Manager's best estimates and judgments, where appropriate.

The Manager is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. The Manager believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Manager maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that the Manager fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with the Manager and the auditors to satisfy itself that the Manager's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

"Robert B. Michaleski"

ROBERT B. MICHALESKI
President and
Chief Executive Officer
Pembina Management Inc.

"Peter D. Robertson"

PETER D. ROBERTSON
Vice President Finance and
Chief Financial Officer
Pembina Management Inc.

March 2, 2005

Auditors' Report to the Unitholders

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and cash flows for years then ended. These financial statements are the responsibility of the Fund's manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"

Chartered Accountants
Calgary, Canada

March 2, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003 *(In thousands of dollars)*	2004	2003
		(restated – note 3)
Assets		
Current assets:		
Cash	$	$ 3,266
Accounts receivable	26,432	33,718
	26,432	36,984
Property, plant and equipment (NOTE 6)	1,160,613	1,183,437
Goodwill and other (NOTE 7)	361,855	362,428
	$ 1,548,900	$ 1,582,849
Liabilities and Unitholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,971	$
Accounts payable and accrued liabilities	11,668	21,066
Distributions payable to Unitholders	9,007	8,642
Current portion of long-term debt (NOTE 8)	3,522	134,000
	27,168	163,708
Long-term debt (NOTE 8)	430,866	282,111
Convertible debentures (NOTE 9)	251,663	264,653
Accrued benefit liability (NOTE 10)	1,124	1,951
Asset retirement obligations (NOTE 11)	15,729	14,777
Future income taxes (NOTE 12)	167,300	200,600
	893,850	927,800
Unitholders' equity:		
Trust Units (NOTE 13)	941,902	896,132
Earnings to date	287,735	227,312
Distributions to date	(574,587)	(468,395)
	655,050	655,049
Commitments (NOTE 17)		
Contingencies (NOTE 18)		
	$ 1,548,900	$ 1,582,849

On behalf of the Board of
PEMBINA PIPELINE CORPORATION:

"Lorne B. Gordon"

LORNE B. GORDON
Director

"David A. Bissett"

DAVID A. BISSETT
Director

See accompanying notes.

Consolidated Statements of Earnings

Years ended December 31, 2004 and 2003 *(In thousands of dollars, except per Trust Unit amounts)*	2004	2003
		(restated – note 3)
Revenue	$ 278,291	$ 243,074
Expenses:		
Operations	105,028	96,151
General and administrative	14,200	11,762
Management fee	1,076	1,024
Depreciation and amortization (NOTES 6 AND 7)	83,695	76,997
Accretion on asset retirement obligations (NOTE 11)	952	988
Other	(15)	480
	204,936	187,402
Earnings before interest and taxes	73,355	55,672
Interest on long-term debt (NOTE 8)	(24,131)	(20,291)
Interest on convertible debentures (NOTE 9)	(19,890)	(13,772)
Earnings before taxes	29,334	21,609
Capital and income taxes	(2,211)	(2,154)
Future income tax reduction (NOTE 12)	33,300	28,500
Net earnings	60,423	47,955
Earnings to date, beginning of year, as previously reported	233,736	184,118
Retroactive adjustment for change in accounting policy (NOTE 3)	(6,424)	(4,761)
Earnings to date, beginning of year, restated	227,312	179,357
Earnings to date, end of year	$ 287,735	$ 227,312
Earnings per Trust Unit (NOTE 14)		
Basic and diluted	$ 0.60	$ 0.50

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003 *(In thousands of dollars)*	2004	2003
		(restated – note 3)
Cash provided by (used in):		
Operations:		
Net earnings	$ 60,423	$ 47,955
Items not involving cash:		
Depreciation and amortization	83,695	76,997
Accretion on asset retirement obligations	952	988
Future income tax reduction	(33,300)	(28,500)
Employee future benefits expense	3,609	3,165
Other	584	408
Cash flow from operations	115,963	101,013
Changes in non-cash working capital (NOTE 15)	8,638	(6,350)
Employee future benefits contributions	(4,436)	(4,700)
	120,165	89,963
Financing:		
Bank borrowings	18,277	112,018
Repayment of bank loan	(110,400)	(22,166)
Issue of private placement notes (net of costs)	247,125	
Repayment of AOSPL expansion facility	(139,600)	
Issue of convertible debentures		210,602
Issue of Trust Units (NOTE 13)	32,780	34,296
Distributions to Unitholders – current year	(97,185)	(92,365)
Distributions to Unitholders – prior year	(8,642)	(8,189)
	(57,645)	234,196
Investments:		
Acquisition of storage facility (NOTE 4)		(188,436)
AOSPL expansion	(30,132)	(123,237)
Capital expenditures	(27,875)	(16,558)
Changes in non-cash working capital (NOTE 15)	(10,750)	3,079
	(68,757)	(325,152)
Change in cash	(6,237)	(993)
Cash, beginning of year	3,266	4,259
(Bank indebtedness) cash, end of year	$ (2,971)	$ 3,266
Other cash disclosures:		
Interest paid	$ (22,906)	$ (19,856)
Taxes paid	$ (1,980)	$ (1,500)

See accompanying notes.

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003
(Tabular amounts stated in thousands of dollars, except per Trust Unit amounts)

NOTE 1. STRUCTURE OF THE FUND:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust dated September 4, 1997, as amended. The Fund commenced operations on October 24, 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration reserves. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing pipeline development, expansions and acquisitions of pipeline assets and related facilities will be funded primarily through borrowings by Pembina or issuance of additional Trust Units by the Fund.

Pembina, together with the other operating subsidiaries of the Fund, is managed by Pembina Management Inc. (the "Manager") pursuant to a management agreement. As compensation for its services, the Manager is entitled to:

(a) a management fee equal to 0.9675% of distributed cash;

(b) an acquisition fee of 0.645% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.48375% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.8375% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.45% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.74% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

In 2004 the Manager was paid a management fee of $1.1 million (2003 – $1.0 million) and no acquisition fees (2003 – $1.2 million).

Pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager receives an annual fee of $20,000.

Effective March 1, 2005, the management fee was increased to 0.9825% of distributed cash, 0.655% of any material acquisition and 0.49125% of any material disposition. The annual incentive fee was increased by 1.55%.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships.

Cash

The Fund's short term investments with maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

Property, plant and equipment

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

Goodwill

Goodwill represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

Other intangibles

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost.

Depreciation and amortization

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets. Other intangibles are amortized using the straight line method over the 20 year contractual duration of the related asset.

Impairment of long-lived assets

Management reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as depreciation expense in the amount the carrying value of the asset exceeds its fair value.

Employee pension plan

The Fund's subsidiary maintains a non-contributory defined benefit pension plan covering its regular employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES: *(continued)*

Asset retirement obligations

The fair value of the estimated asset retirement obligations ("ARO") are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Income taxes

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts during the year.

Revenue recognition

Revenues are recorded when services have been performed. For rate or contractually regulated operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by the regulatory authority or agreement.

Unit based compensation

The Fund uses the fair value method to account for options or similar instruments granted to employees and directors. Under the fair value method the options or similar instruments are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. As there were no options issued during 2004 or 2003, there was no impact on net earnings.

Risk management

The Fund uses derivative financial instruments and commodity purchase contracts to manage exposure to interest rates and power costs, respectively. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Fund enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Fund designates these swaps as interest rate hedges. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

The Fund also uses fixed price commodity purchase contracts to manage volatility in power prices. The payments are recognized in income as a component of operating costs.

NOTE 3. CHANGES IN ACCOUNTING POLICY:

a) Convertible Debentures

The Fund has retroactively adopted the amendments made to CICA Handbook section 3860, "Financial Instruments – Disclosure and Presentation" requiring debt classification for convertible debentures. The effect on the Fund's consolidated statement of earnings was to decrease the net earnings by $19.9 million (2003 – $13.8 million decrease). The effect on the Fund's consolidated balance sheet is to reclassify the outstanding convertible debentures totaling $251.7 million from Unitholders' equity to liabilities (2003 – $264.7 million). Earnings to date is unaffected by this reclassification.

b) Asset Retirement Obligations

In January 2004 the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations" requiring the recognition of the fair value of an ARO. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The Fund recognizes the fair value of an ARO in the period in which it is incurred, when an estimate can reasonably be made and current industry practice or regulation requires removal upon the retirement of the asset. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the ARO. Actual costs incurred upon settlement are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

No amount has been recorded relating to the removal of underground pipelines or the retirement of the ethylene storage assets as the ARO relating to these assets cannot be reasonably estimated due to the indeterminate timing and scope of the asset retirements. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

Previously, the Fund was required to set up a provision, net of expected recoveries, for future abandonment and restoration costs once such costs could be reasonably determinable. In prior periods, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers.

As a result of this change, all prior periods have been restated. The change resulted in a decrease in net earnings of $1.6 million for the year ended December 31, 2004 (2003 – $1.7 million). The effect of this change on the consolidated balance sheet at December 31, 2004 is an increase of $15.7 million to the asset retirement obligations ($14.8 million at December 31, 2003), an increase to property, plant and equipment of $7.7 million ($8.4 million at December 31, 2003) and a decrease in earnings to December 31, 2003 of $6.4 million ($4.8 million to December 31, 2002).

NOTE 4. ACQUISITION:

On June 24, 2003, a subsidiary of the Fund acquired the direct and indirect interest in the Fort Saskatchewan Ethylene Storage Limited Partnership ("the Partnership"). The Fund directly acquired a 49.9% interest in the Partnership and a 50% share in the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Partnership, which holds a 0.2% interest in the Partnership. The Partnership owns an underground ethylene storage facility and related lands and equipment. The acquisition has been accounted for by the purchase method and the results of operations have been proportionately consolidated since the acquisition date.

Net assets acquired:	
Property, plant and equipment	$ 113,436
Other intangibles	75,000
Current assets	2,115
Current liabilities	(515)
Goodwill	65,000
Future income taxes	(65,000)
	$ 190,036
Consideration:	
Cash	$ 186,624
Transaction costs, including a $1.2 million acquisition fee paid to the Manager	3,412
	$ 190,036

A summary of the Fund's interest in the Partnership as at December 31, 2003 and for the period from June 24 to December 31, 2003 is as follows:

Balance Sheet	December 31
Property, plant and equipment	$ 110,600
Goodwill and other intangibles	138,125
	248,725
Future income taxes	(62,600)
Net current assets	1,455
Investment in the Partnership	$ 187,580

Operations	June 24 – December 31
Revenue	$ 11,160
Operating expenses	$ 2,284
Cash flow from operations	$ 8,876
Net earnings	$ 4,165

Other intangibles resulted from a 20 year agreement under which substantially all of the revenue is derived from two customers.

NOTE 5. BUSINESS SEGMENTS:

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Limited Partnership. The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

Years ended December 31	Pipeline Operations	Ethylene Storage Operations	Total
2004			
Revenue	**$ 257,217**	**$ 21,074**	**$ 278,291**
Expenses			
Operations	**101,505**	**3,523**	**105,028**
General and administrative	**14,200**		**14,200**
Management fee	**1,076**		**1,076**
Depreciation and amortization	**74,008**	**9,687**	**83,695**
Accretion on asset retirement obligations	**952**		**952**
Other	**(15)**		**(15)**
	191,726	**13,210**	**204,936**
Earnings before interest and taxes	**$ 65,491**	**$ 7,864**	**$ 73,355**
Total assets	**$ 1,309,530**	**$ 239,370**	**$ 1,548,900**
Goodwill and other	**$ 227,579**	**$ 134,276**	**$ 361,855**
2003			
Revenue	$ 231,914	$ 11,160	$ 243,074
Expenses			
Operations	93,867	2,284	96,151
General and administrative	11,762		11,762
Management fee	1,024		1,024
Depreciation and amortization	72,286	4,711	76,997
Accretion on asset retirement obligations	988		988
Other	480		480
	180,407	6,995	187,402
Earnings before interest and taxes	$ 51,507	$ 4,165	$ 55,672
Total assets	$ 1,332,669	$ 250,180	$ 1,582,849
Goodwill and other	$ 224,303	$ 138,125	$ 362,428

NOTE 6. PROPERTY, PLANT AND EQUIPMENT:

	2004	2003 (restated – note 3)
Pipeline assets and facilities, at cost		
In use	$ 1,459,942	$ 1,265,878
Under construction – AOSPL expansion		137,466
Ethylene Storage asset, at cost	113,773	113,436
	1,573,715	1,516,780
Less accumulated depreciation	(413,102)	(333,343)
	$ 1,160,613	$ 1,183,437

Depreciation expense charged in 2004 was $79.8 million (2003 – $75.1 million).

NOTE 7. GOODWILL AND OTHER:

	2004	2003
Goodwill	$ 287,670	$ 287,670
Other intangibles	75,000	75,000
Other	7,357	3,410
	370,027	366,080
Less accumulated amortization	(8,172)	(3,652)
	$ 361,855	$ 362,428

Amortization expense charged in 2004 to depreciation and amortization was $3.9 million (2003 – $1.9 million), and to interest on long-term debt was $0.6 million (2003 – $0.5 million).

NOTE 8. LONG-TERM DEBT:

	Available facilities at December 31, 2004	2004	2003
Bank facilities:			
Operating facility	$ 30,000	$ 4,388	$ 11,111
Revolving credit facility	230,000	80,000	180,000
Revolving credit facility			125,000
Senior unsecured notes – Series A	175,000	175,000	
Senior unsecured notes – Series B	75,000	75,000	
Senior secured notes	100,000	100,000	100,000
	$ 610,000	434,388	416,111
Less current portion		(3,522)	(134,000)
Balance December 31		$ 430,866	$ 282,111

NOTE 8. LONG-TERM DEBT: *(continued)*

The bank facilities are syndicated facilities established with Canadian chartered banks (collectively, the "facilities"). On April 21, 2004, the $230 million revolving credit facility and the $30 million operating facility were converted to an unsecured status and subsequently renewed to July 25, 2005. At that date it is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. On June 15, 2004, the $190 million revolving credit facility was replaced with $175 million in Series A senior unsecured notes and $75 million in Series B senior unsecured notes. Borrowings on the facilities bear interest at the bank's prime lending rates, banker's acceptance rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios and can range from nil to 1.75%.

Series A senior unsecured notes bear interest at 5.99% payable semiannually and are due June 15, 2014. Series B senior unsecured notes bear interest at the three month banker's acceptance rate plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. These notes are subject to the maintenance of certain financial ratios.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semiannually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month beginning September 2005 through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

During 2004 the Fund paid interest of $9.2 million (2003 – $12.6 million) on the bank facilities and $13.7 million (2003 – $7.3 million) on the Notes.

The Fund has entered into interest rate swaps for a notional amount aggregating $110 million whereby the Fund receives a floating rate and pays a fixed rate averaging 5.65%. The swaps mature from time to time up to June 9, 2008. The fair value of the swaps at December 31, 2004 was an unrecognized loss of $2.7 million (2003 – $3.2 million).

Scheduled repayments of bank loans, in the event that the bank facilities are not renewed, together with scheduled payments of principal on the notes in the next five years are as follows:

Year	Bank Facilities	Notes	Total
2005	$ 1,758	$ 1,764	$ 3,522
2006	7,032	5,555	12,587
2007	7,032	5,973	13,005
2008	68,566	6,422	74,988
2009		81,904	81,904
	$ 84,388	$ 101,618	$ 186,006

NOTE 9. CONVERTIBLE DEBENTURES:

		8.25%		7.50%		7.35%		Total
Balance, January 1, 2003	$	18,374	$	55,499	$		$	73,873
New issue, net of costs						210,602		210,602
Conversions		(4,878)		(13,831)		(1,113)		(19,822)
Balance, December 31, 2003		13,496		41,668		209,489		264,653
Conversions		(2,362)		(10,464)		(164)		(12,990)
Balance, December 31, 2004	**$**	**11,134**	**$**	**31,204**	**$**	**209,325**	**$**	**251,663**

In June 2003, the Fund issued $220.0 million in 7.35% convertible unsecured subordinated debentures maturing on December 31, 2010, with interest payable semiannually in arrears on June 30 and December 31 in each year. The proceeds of the issue, net of underwriters fees and costs, were $210.6 million. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option, after June 30, 2006 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The $31.2 million 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semiannually on June 30 and December 31 in each year. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2005. The Fund may, at its option, after June 30, 2005 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The $11.1 million 8.25% convertible unsecured subordinated debentures mature on March 31, 2006, with interest payable semiannually on March 31 and September 30 in each year. The debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after April 1, 2004. The Fund may, at its option, after April 1, 2004 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund has not allocated its convertible debentures into an equity component as the calculation of the equity component is not significant using an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

NOTE 10. EMPLOYEE FUTURE BENEFITS:

The Fund's subsidiary maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The Fund's subsidiary funds these plans in accordance with federal and provincial government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets of its pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation for the Fund is dated December 31, 2003, and the next valuation will be as of December 31, 2004.

Plan contributions totaled $4.4 million in 2004 (2003 – $4.7 million).

NOTE 10. EMPLOYEE FUTURE BENEFITS: *(continued)*

Information about the defined benefit plan is as follows:

	2004	2003
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	$ **50,092**	$ 42,655
Current service cost	**2,662**	2,252
Interest cost	**3,296**	2,980
Benefits paid	**(1,674)**	(2,175)
Actuarial loss	**3,881**	4,380
Accrued benefit obligation, end of year	$ **58,257**	$ 50,092
Plan assets		
Fair value of plan assets, beginning of year	$ **38,692**	$ 31,958
Actual return on plan assets	**4,374**	4,209
Employer contributions	**4,436**	4,700
Benefits paid	**(1,674)**	(2,175)
Fair value of plan assets, end of year	$ **45,828**	$ 38,692
Funded status		
Deficit	$ **(12,429)**	$ (11,400)
Unamortized net actuarial loss	**14,445**	12,874
Unamortized transitional asset	**(3,140)**	(3,425)
Accrued benefit liability	$ **(1,124)**	$ (1,951)

Plan assets consists of:

Asset category	Percentage of Plan Assets	
Equity securities	65%	67%
Debt securities	35%	32%
Other		1%
Total	100%	100%

To date, less than 0.1% of the plan assets are invested in securities of the Fund.

The net benefit plan expense is as follows:

	2004	2003
Assumptions for expense (January 1)		
Discount rate	**6.2%**	6.8%
Expected long-term rate of return on plan assets	**7.0%**	7.0%
Rate of compensation increase	**4.0%**	4.5%
Assumptions for disclosure (December 31)		
Discount rate	**5.9%**	6.2%
Rate of compensation increase	**4.0%**	4.0%

NOTE 10. EMPLOYEE FUTURE BENEFITS: *(continued)*

		2004		2003
Current service cost	$	2,662	$	2,252
Interest cost		3,296		2,980
Actual return on plan assets		(4,374)		(4,209)
Actuarial loss on accrued benefit obligation		3,881		4,380
Cost arising in the period		5,465		5,403
Differences between costs arising in the period and costs recognized in the period in respect of:				
Return on plan assets		1,258		2,008
Actuarial gains and losses		(2,829)		(3,961)
Transitional asset		(285)		(285)
Net benefit plan expense	$	3,609	$	3,165

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $1.7 million (2003 – $1.7 million). In 2004 there was a plan expense of $0.3 million (2003 – $0.3 million).

NOTE 11. ASSET RETIREMENT OBLIGATIONS:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $100 million. The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consist primarily of underground pipelines, above ground equipment facilities and ethylene storage assets. No amount has been recorded relating to the removal of the underground pipelines or ethylene storage assets as the ARO relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

		2004		2003
Obligations, beginning of year	$	14,777	$	13,789
Accretion expense		952		988
Obligations, end of year	$	15,729	$	14,777

NOTE 12. INCOME TAXES:

The components of the subsidiaries' future income tax liability are as follows:

		2004		2003
Difference between book values and tax values of:				
Property, plant and equipment	$	86,357	$	108,750
Intangibles		69,276		73,125
Other		11,667		18,725
	$	167,300	$	200,600

NOTE 12. INCOME TAXES: *(continued)*

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

	2004	2003
Earnings before taxes	$ 29,334	$ 21,609
Add:		
Interest on convertible debentures	19,890	13,772
Adjusted earnings before taxes	49,224	35,381
Combined federal and provincial tax rate	33.6%	34.6%
Computed "expected" income tax expense	16,500	12,200
Interest deductions of subsidiaries arising from intercorporate debt	(43,800)	(39,000)
Reduction in provincial income tax rates	(6,000)	(1,700)
Future income tax reduction	$ (33,300)	$ (28,500)

NOTE 13. TRUST UNITS:

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	Amount
Balance, January 1, 2003	93,583,360	$ 842,014
Exercise of Unit options	659,368	6,508
Debenture conversions	2,017,584	19,822
Distribution Reinvestment Plan	2,506,153	27,788
Balance, December 31, 2003	98,766,465	896,132
Exercise of Unit options	309,020	3,030
Debenture conversions	1,316,091	12,990
Distribution Reinvestment Plan	2,541,645	29,750
Balance, December 31, 2004	**102,933,221**	**$ 941,902**

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A unitholders' rights plan was approved by the Unitholders on May 2, 2002 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value. The unitholders' rights plan is subject to renewal for a further three year period at the 2005 annual general and special meeting of Unitholders of the Fund to be held on April 28, 2005.

In 2001 the Fund instituted a Distribution Reinvestment Plan ("DRIP") entitling Unitholders to reinvest cash distributions in additional Units. In January 2003 the Fund modified the existing DRIP and adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan. This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

NOTE 13. TRUST UNITS: *(continued)*

Trust Unit-based compensation

The Fund has a Trust Unit Option Plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved is limited to 6,242,500 Trust Units, subject to increase with the approval of the Unitholders. The options vest on the date of their grant and expire seven calendar years after their grant.

The following tables summarize information about the Trust Unit options at December 31, 2004 and 2003:

Trust Unit Options	Number of Options	Weighted average Exercise price
Outstanding and exercisable, January 1, 2003	2,106,356	$ 9.92
Exercised	(659,368)	9.92
Outstanding and exercisable, December 31, 2003	1,446,988	9.92
Exercised	(309,021)	10.13
Outstanding and exercisable, December 31, 2004	**1,137,967**	**$ 9.87**

Exercise Price	Number Outstanding at December 31, 2004	Weighted average Remaining life (years)
$ 6.75	27,950	1.9
$ 7.95	122,211	2.8
$ 8.05	22,500	2.6
$ 8.35	121,100	1.1
$ 9.76	50,100	3.6
$10.56	794,106	4.9
$ 6.75 to $10.56	1,137,967	4.1

There were no options granted during 2004 or 2003.

NOTE 14. EARNINGS PER TRUST UNIT:

The following table summarizes the computation of net earnings per Trust Unit:

	2004	2003
Numerator:		
Net earnings	$ **60,423**	$ 47,955
Numerator for basic earnings per Trust Unit	**60,423**	47,955
Debenture interest	**19,890**	13,772
Numerator for diluted earnings per Trust Unit	$ **80,313**	$ 61,727
Denominator:		
Weighted average denominator for basic Trust Units	**101,139**	96,211
Dilutive instruments:		
Employee Trust Unit options	**188**	190
Subordinated debentures converted to Trust Units	**22,617**	15,924
Denominator for diluted earnings per Trust Unit	**123,944**	112,325
Basic and diluted earnings per Trust Unit	$ **0.60**	$ 0.50

The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the actual calculation is antidilutive.

NOTE 15. CHANGE IN NON-CASH WORKING CAPITAL:

		2004		2003
Accounts receivable	$	7,286	$	(3,426)
Accounts payable and accrued liabilities		(9,398)		155
	$	(2,112)	$	(3,271)
Operations	$	8,638	$	(6,350)
Investments	$	(10,750)	$	3,079

NOTE 16. FINANCIAL INSTRUMENTS:

Fair value of financial assets and liabilities

The carrying value of financial assets and liabilities included in current assets and current liabilities approximate their fair value due to the relatively short periods to maturity. The bank facilities approximate their fair value due to the indexed rates, except for the $110 million hedged by the interest rate swaps (see note 8).

The fair value of the private placement notes approximates their carrying value as the rates on the notes do not vary significantly from market rates.

The estimated fair values of convertible debentures have been determined based on market information available to the Fund at year-end. At December 31, 2004, the convertible debentures had a fair value of $245.3 million (2003 – $305.4 million).

Interest rate and power cost risk management

At December 31, 2004 the Fund was exposed to changes in interest rates on $49.4 million of bank borrowings. The Fund has fixed the interest rate on $110 million of bank borrowings through interest rate swaps (see note 8). The Fund is exposed to changes in the cost of power. At December 31, 2004 the Fund has fixed the price on selected power charges by way of price swap contracts which expire in 2010. The fair value of these contracts at December 31, 2004 was an unrealized gain of $0.9 million (2003 – $1.2 million).

Credit risk

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

NOTE 17. COMMITMENTS:

The Fund is committed to annual payments as follows:

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Office and vehicle leases	15,268	2,789	4,393	2,979	5,107

NOTE 18. CONTINGENCIES:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. This group has challenged amounts totaling approximately $10.9 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

NOTE 19. COMPARATIVE FIGURES:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

Supplementary Information *(unaudited)*

CONSOLIDATED BALANCE SHEETS

December 31, 2004, 2003, 2002, 2001 and 2000 *(in thousands of dollars)*	**2004**	2003	2002	2001	2000
Assets					
Current assets					
Cash and term deposits	**$**	$ 3,266	$ 4,259	$ 4,564	$
Accounts receivable	**26,432**	31,781	26,383	24,179	24,413
Insurance recoveries		1,937	3,909	9,250	18,000
	26,432	36,984	34,551	37,993	42,413
Property, plant and equipment	**1,160,613**	1,183,437	1,005,241	1,046,655	867,449
Goodwill and other	**361,855**	362,428	224,798	222,670	214,890
	$ 1,548,900	$ 1,582,849	$ 1,264,590	$ 1,307,318	$ 1,124,752
Liabilities and Unitholders' Equity					
Current liabilities					
Bank indebtedness	**$ 2,971**	$	$	$	$ 992
Accounts payable and accrued liabilities	**11,668**	19,380	18,430	15,543	17,538
Clean up costs accrued		1,686	2,514	3,200	7,593
Distributions payable to Unitholders	**9,007**	8,642	8,189	7,687	5,937
Current portion of long-term debt	**3,522**	134,000	3,300	7,800	86,000
	27,168	163,708	32,433	34,230	118,060
Long-term debt	**430,866**	282,111	322,959	307,200	243,423
Convertible debentures	**251,663**	264,653	73,873	118,306	
Accrued benefit liability	**1,124**	1,951	3,453	1,264	
Asset retirement obligations	**15,729**	14,777	13,789	12,867	11,444
Future income taxes	**167,300**	200,600	164,100	185,800	182,200
	893,850	927,800	610,607	659,667	555,127
Unitholder's equity					
Trust Units	**941,902**	896,132	842,014	789,952	665,648
Earnings to date	**287,735**	227,312	179,357	128,799	94,164
Distributions to date	**(574,587)**	(468,395)	(367,388)	(271,100)	(190,187)
	655,050	655,049	653,983	647,651	569,625
	$ 1,548,900	$ 1,582,849	$ 1,264,590	$ 1,307,318	$ 1,124,752

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 2004, 2003, 2002, 2001 and 2000 *(in thousands of dollars, except per Trust Unit amounts)*	**2004**	2003	2002	2001	2000
Revenue	$ **278,291**	$ 243,074	$ 224,467	$ 191,647	$ 136,190
Expenses					
Operations	**105,028**	96,151	88,972	71,368	52,475
General and administrative	**14,200**	11,762	10,851	8,983	6,864
Management fee	**1,076**	1,024	976	851	547
Depreciation and amortization	**83,695**	76,997	67,973	61,621	48,243
Accretion on asset retirement obligations	**952**	988	1,660	1,610	1,491
Other (income) expense	**(15)**	480	825	(3,667)	(3,548)
	204,936	187,402	171,257	140,766	106,072
Earnings before interest and taxes	**73,355**	55,672	53,210	50,881	30,118
Interest on long-term debt	**(24,131)**	(20,291)	(15,835)	(15,310)	(11,421)
Interest on convertible debentures	**(19,890)**	(13,772)	(7,318)	(4,026)	
Earnings before taxes and goodwill amortization	**29,334**	21,609	30,057	31,545	18,697
Capital and income taxes	**(2,211)**	(2,154)	(1,199)	(1,090)	(390)
Future income tax reduction	**33,300**	28,500	21,700	24,700	50,000
Net earnings before goodwill amortization	**60,423**	47,955	50,558	55,155	68,307
Goodwill amortization				(20,520)	(17,310)
Net earnings	**60,423**	47,955	50,558	34,635	50,997
Earnings to date, beginning of year, as previously reported	**233,736**	184,118	131,900	95,655	43,167
Retroactive adjustment for change in accounting policy	**(6,424)**	(4,761)	(3,101)	(1,491)	
Earnings to date, beginning of year, restated	**227,312**	179,357	128,799	94,164	43,167
Earnings to date, end of year	$ **287,735**	$ 227,312	$ 179,357	$ 128,799	$ 94,164
Earnings per Trust Unit basic and diluted	$ **0.60**	$ 0.50	$ 0.55	$ 0.45	$ 0.78

Supplementary Information *(unaudited)* *(continued)*

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003, 2002, 2001 and 2000

(in thousands of dollars)	2004	2003	2002	2001	2000
Cash provided by (used in)					
Operations					
Net Earnings	$ 60,423	$ 47,955	$ 50,558	$ 34,635	$ 50,997
Items not involving cash					
Depreciation and amortization	83,695	76,997	67,973	82,141	65,553
Accretion on asset retirement obligations	952	988	1,660	1,610	1,491
Future income tax reduction	(33,300)	(28,500)	(21,700)	(24,700)	(50,000)
Employee future benefits expense	3,609	3,165	2,266	1,265	
Other	584	408	408	409	409
Cash flow from operations	115,963	101,013	101,165	95,360	68,450
Change in non-cash working capital	8,638	(6,350)	(2,394)	(5,035)	(14,991)
Employee future benefits contributions	(4,436)	(4,700)			
	120,165	89,963	98,771	90,325	53,459
Financing					
Issue of senior notes, net of issue costs			98,630		
Bank borrowings	18,277	112,018	21,259	233,000	407,532
Repayment of bank loan	(110,400)	(22,166)	(110,000)	(247,423)	(84,000)
Issue of convertible debentures		210,602		142,372	
Issue of private placement notes	247,125				
Repayment of AOSPL expansion facility	(139,600)				
Issue of Trust Units	32,780	34,296	7,629	100,237	86,808
Distributions to Unitholders					
– current year	(97,185)	(92,365)	(88,099)	(73,226)	(56,881)
– prior year	(8,642)	(8,189)	(7,687)	(5,937)	(4,372)
	(57,645)	234,196	(78,268)	149,023	349,087
Investments					
Acquisition of storage facility		(188,436)			
AOSPL expansion	(30,132)	(123,237)	(14,229)		
Acquisition of AOSPL				(222,220)	
Acquisition of Federated					(361,515)
Purchase of NEBC pipelines					(39,194)
Development capital expenditures	(26,621)	(15,288)	(13,013)	(10,389)	(3,508)
Maintenance capital expenditures	(1,254)	(1,270)	(1,221)	(1,183)	(361)
Other assets					(2,000)
Changes in non-cash working capital	(10,750)	3,079	7,655		3,941
	(68,757)	(325,152)	(20,808)	(233,792)	(402,637)
Change in cash	(6,237)	(993)	(305)	5,556	(91)
(Bank indebtedness)/cash, beginning of year	3,266	4,259	4,564	(992)	(901)
(Bank indebtedness)/cash, end of year	$ (2,971)	$ 3,266	$ 4,259	$ 4,564	$ (992)

FIVE YEAR OPERATING STATISTICS

Years ended December 31, 2004, 2003, 2002, 2001 and 2000	2004	2003	2002	2001	2000
Average annual throughput *(in thousands of barrels per day)*					
Alberta					
Conventional crude oil	**213.6**	227.5	257.6	277.6	218.7
Condensate	**54.0**	52.4	54.0	61.6	57.1
Natural gas liquids	**141.9**	153.7	160.2	161.6	120.5
Total Alberta pipeline systems	**409.5**	433.6	471.8	500.8	396.3
British Columbia (BC)[1]					
Conventional crude oil	**25.5**	27.5	17.2	11.3	4.6
Alberta Oil Sands Pipeline (AOSPL)					
Synthetic crude oil	**243.6**	217.6	235.0		
Total Pembina					
Conventional crude oil	**239.1**	255.0	274.8	288.9	223.3
Synthetic crude oil	**243.6**	217.6	235.0		
Condensate	**54.0**	52.4	54.0	61.6	57.1
Natural gas liquids	**141.9**	153.7	160.2	161.6	120.5
Total average throughput	**678.6**	678.7	724.0	512.1	400.9
Throughput composition *(% of total)*					
Conventional crude oil	**35.2%**	37.6%	38.0%	56.4%	55.7%
Synthetic crude oil	**35.9%**	32.0%	32.4%		
Condensate and natural gas liquids	**28.9%**	30.4%	29.6%	43.6%	44.3%
Pipeline revenue *(in millions of dollars)*					
Alberta	**$ 174.8**	$ 163.5	$ 170.0	$ 175.7	$ 130.3
BC	**28.3**	23.9	17.6	15.9	5.9
AOSPL	**54.1**	44.5	36.9		
Pipeline revenue	**257.2**	231.9	224.5	191.6	136.2
Storage revenue	**21.1**	11.2			
Total revenue	**$ 278.3**	$ 243.1	$ 224.5	$ 191.6	$ 136.2
Average tariff (excluding AOSPL) *($/bbl)*	**$ 1.18**	$ 1.03	$ 0.97	$ 0.95	$ 0.93

[1] *BC volume is Western system throughput only.*

QUARTERLY FINANCIAL STATISTICS

(in thousands of dollars, except per Trust Unit amounts)	2004 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	**Year ended Dec. 31/04**	Year ended Dec. 31/03
Operating revenue	$ 69,026	$ 67,283	$ 70,142	$ 71,840	**$ 278,291**	$ 243,074
Operating expense	26,541	27,727	25,481	25,279	**105,028**	96,151
General and administrative	3,624	3,652	3,359	3,565	**14,200**	11,762
Management fee	252	254	258	312	**1,076**	1,024
Depreciation and amortization	21,525	21,663	19,564	20,943	**83,695**	76,997
Accretion on asset retirement obligations	238	238	238	238	**952**	988
Other	177	(736)	350	194	**(15)**	480
Earnings before interest and taxes	16,669	14,485	20,892	21,309	**73,355**	55,672
Interest on long term debt	5,367	5,596	6,710	6,458	**24,131**	20,291
Interest on convertible debentures	4,991	5,043	4,860	4,996	**19,890**	13,772
Capital and other taxes	510	510	510	681	**2,211**	2,154
Future income tax reduction	(12,800)	(8,000)	(6,300)	(6,200)	**(33,300)**	(28,500)
Net earnings	18,601	11,336	15,112	15,374	**60,423**	47,955
Add/(Deduct):						
Depreciation and amortization	21,525	21,663	19,564	20,943	**83,695**	76,997
Accretion on asset retirement obligations	238	238	238	238	**952**	988
Future income tax reduction	(12,800)	(8,000)	(6,300)	(6,200)	**(33,300)**	(28,500)
Maintenance capital expenditures	(84)	(525)	(176)	(469)	**(1,254)**	(1,270)
(Increase) decrease in distribution reserve	(1,292)	1,708	(1,793)	(2,947)	**(4,324)**	4,838
Distributed cash[1]	$ 26,188	$ 26,420	$ 26,645	$ 26,939	**$ 106,192**	$ 101,008
Trust Units Outstanding *(weighted average in thousands)*	99,764	100,647	101,502	102,622	**101,139**	96,211
Distributed Cash per Trust Unit	$0.262500	$0.262500	$0.262500	$0.262500	**$ 1.050000**	$1.050000
– taxable "Income from a Trust"	$0.259470	$0.259470	$0.259470	$0.259470	**$ 1.037880**	$0.970680
– non-taxable "Capital Distribution from a Trust"	$0.003030	$0.003030	$0.003030	$0.003030	**$ 0.012120**	$0.079320

[1] *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

QUARTERLY OPERATING STATISTICS

	2004					
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	**Year ended Dec. 31/04**	Year ended Dec. 31/03
Pipeline throughput – by pipeline system						
(thousands of barrels per day)						
Alberta	429.1	393.2	400.2	415.5	**409.5**	433.6
BC	28.2	27.6	22.1	24.2	**25.5**	27.5
AOSPL	258.8	223.6	259.6	232.4	**243.6**	217.6
Total pipeline throughput	716.1	644.4	681.9	672.1	**678.6**	678.7
Average tariff *($/bbl)*	0.93	0.99	0.99	1.03	**0.99**	0.89
Revenue *($/bbl) (excluding storage revenue)*						
Alberta	1.09	1.17	1.20	1.21	**1.17**	1.03
BC	1.17	1.10	1.49	1.43	**1.29**	1.03
AOSPL	0.60	0.68	0.56	0.60	**0.61**	0.56
System-wide average	0.93	0.99	0.99	1.03	**0.99**	0.89
System-wide average (excluding AOSPL)	1.10	1.16	1.23	1.24	**1.18**	1.03
Operating expense *($/bbl)*						
Alberta	0.39	0.51	0.43	0.43	**0.44**	0.40
BC	0.71	0.70	0.93	0.89	**0.80**	0.59
AOSPL	0.25	0.23	0.17	0.16	**0.20**	0.22

TRUST UNIT TRADING ACTIVITY[1]

	2004					
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	**Year ended Dec. 31/04**	Year ended Dec. 31/03
Trust Unit trading price						
– High	$ 13.70	$ 13.25	$ 12.60	$ 13.83	**$ 13.83**	$ 13.35
– Low	$ 12.90	$ 10.60	$ 11.13	$ 12.40	**$ 10.60**	$ 10.55
– Close	$ 13.25	$ 11.70	$ 12.47	$ 13.65	**$ 13.65**	$ 13.10
Volume traded *(number of Trust Units)*	12,287,287	15,154,449	10,635,215	11,101,093	**49,178,044**	44,737,608
Value traded *(dollars)*	162,238,819	177,165,131	125,788,853	144,932,426	**610,125,229**	527,347,527
Trust Units outstanding *(end of period)*	100,114,519	100,901,702	101,874,185	102,933,221	**102,933,221**	98,766,465
Trust Units outstanding *(weighted average)*	99,764,131	100,647,228	101,502,049	102,622,238	**101,138,984**	96,211,172

HISTORIC UNITHOLDER DISTRIBUTIONS AND TAX TREATMENT[2]

($/Trust Unit)	1997	1998	1999	2000	2001	2002	2003	**2004**
Total annual distribution declared	0.140000	0.950000	0.950000	0.960000	1.050000	1.050000	1.050000	**1.050000**
Taxable "other income"	0.099200	0.618900	0.783000	0.770208	0.900768	0.893160	0.970680	**1.037880**
Non-taxable "return of capital"	0.040800	0.331100	0.167000	0.189792	0.149232	0.156840	0.079320	**0.012120**
Cost base – beginning of period	10.000000	9.959200	9.628100	9.461100	9.271308	9.122076	8.965236	**8.885916**
Less: return of capital	0.040800	0.331100	0.167000	0.189792	0.149232	0.156840	0.079320	**0.012120**
Cost base – end of period	9.959200	9.628100	9.461100	9.271308	9.122076	8.965236	8.885916	**8.873796**

1 *Pembina Pipeline Income Fund Trust Units trade on the Toronto Stock Exchange under the symbol PIF.UN.*

2 *Cost base for units held from inception (October 1997).*

Corporate Information

HEAD OFFICE

Pembina Pipeline Corporation
Suite 2000, 700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7

AUDITORS

KPMG LLP
Chartered Accountants
Calgary, Alberta

TRUSTEE AND REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Shareholder Communications
1-888-267-6555

STOCK EXCHANGE

Pembina Pipeline Income Fund
Trust Units are listed on the Toronto Stock Exchange under the symbol PIF.UN

8.25% Convertible Debentures
Symbol: PIF.DB

7.50% Convertible Debentures
Symbol: PIF.DB.A

7.35% Convertible Debentures
Symbol: PIF.DB.B

RATINGS

Pembina Pipeline Income Fund
DBRS Stability Rating
STA-2 (low)

Pembina Pipeline Corporation
DBRS senior secured debt rating 'BBB high'
DBRS senior unsecured debt rating 'BBB'
S&P's credit profile rating 'BBB'
S&P's senior secured debt rating 'BBB plus'
S&P's senior unsecured debt rating 'BBB'

INVESTOR INQUIRIES CONTACT

Phone (403) 231-7500
Fax (403) 237-0254
Toll Free 1-888-428-3222
Email investor-relations@pembina.com
Website www.pembina.com

The following documents are available at Pembina's website:

- Annual and Quarterly Reports
- Unit Trading Information
- Tax Information
- Press Releases
- Investor Presentations
- Distribution Information

ANNUAL GENERAL MEETING

Unitholders are invited to attend Pembina's annual meeting on April 28, 2005 at 10 a.m. The meeting will be held in the Grand Lecture Theatre, The Metropolitan Centre, 333 – 4th Avenue, S.W., Calgary, Alberta.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- Reinvest distributions into Trust Units at a five percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- Realize two percent more cash on their distributions, under the premium distribution component of the Plan
- Eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's website located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail.

Unitholders wishing to enroll in the Plan are asked to contact their broker.

OFFICERS AND KEY PERSONNEL

ROBERT B. MICHALESKI
President and Chief Executive Officer

PETER D. ROBERTSON
Vice President and Chief Financial Officer

FRED E. WEBB*
Vice President Business Development

D. JAMES WATKINSON, Q.C.
Vice President, General Counsel and Secretary

S. BRUCE HARRIS
Vice President Operations

MICHAEL H. DILGER**
Vice President Business Development

BOARD OF DIRECTORS

LORNE B. GORDON [1][2]
Chairman
Calgary, Alberta
Vice Chairman,
Coril Holdings Ltd.

ROBERT B. MICHALESKI
Calgary, Alberta
President and Chief Executive Officer,
Pembina Pipeline Corporation

DAVID A. BISSETT [1]
Calgary, Alberta
Independent Businessman

MYRON F. KANIK [2]
Calgary, Alberta
Independent Businessman

DAVID N. KITCHEN [2][3]
Calgary, Alberta
Independent Businessman

DONALD L. KROGSETH [1][3]
Vancouver, British Columbia
Independent Businessman

ROBERT F. TAYLOR [3]
Calgary, Alberta
Independent Businessman

(1) *Audit Committee Members*
(2) *Human Resources and Compensation Committee Members*
(3) *Health, Safety and Environment Committee Members*
* *Retired effective February 28, 2005*
** *Appointed effective March 1, 2005*

ABBREVIATIONS

mbbls/d	*thousands of barrels per day*
NGLs	*natural gas liquids*
$/bbl	*dollars per barrel of pipeline throughput*
cents/bbl	*cents per barrel of pipeline throughput*

.com



Pembina Pipeline Income Fund
Suite 2000, 700 – 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Tel (403) 231-7500
Fax (403) 237-0254

PRINTED IN CANADA

The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 3, 2005 is supplementary to and should be read in conjunction with the Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003.

FORWARD-LOOKING INFORMATION

The information contained in this Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.

Management's Discussion and Analysis

THIS MD&A HAS BEEN REVIEWED BY BOTH THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND BY THE BOARD OF DIRECTORS. ALL AMOUNTS ARE STATED IN CANADIAN DOLLARS UNLESS OTHERWISE SPECIFIED.

2004 HIGHLIGHTS[1, 2]

Years ended December 31 *(in millions of dollars, except per Trust Unit amounts and where noted)*	2004	2003	2002
Revenue	$ **278.3**	$ 243.1	$ 224.5
Operating expenses	**105.0**	96.2	89.0
Net operating income	**173.3**	146.9	135.5
EBITDA	**158.0**	133.7	122.8
Interest on long-term debt	**24.1**	20.3	15.8
Interest on convertible debentures	**19.9**	13.8	7.3
Net earnings before taxes	**29.3**	21.6	30.1
Net earnings	**60.4**	48.0	50.6
Net earnings per Trust Unit – basic and diluted	**0.60**	0.50	0.55
Distributed cash	**106.2**	101.0	96.3
Distributed cash per Trust Unit	**1.05**	1.05	1.05
Trust Units outstanding *(weighted average, thousands of units)*	**101,139**	96,211	91,700
Trust Units outstanding *(end of year, thousands of units)*	**102,933**	98,766	93,583
Total enterprise value	**2,134.8**	2,015.3	1,429.1
Capital expenditures	**58.0**	139.8	28.5
Total assets	**1,548.9**	1,582.8	1,264.6
Total long-term financial liabilities	**866.7**	764.1	578.2

[1] *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

[2] *Refer to "Non-GAAP Measures" at the bottom of page 19.*

NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with Canadian Generally Accepted Accounting Principles ("GAAP"). Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian GAAP and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of the terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to net earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

OVERVIEW

Management remains focused on maintaining the operating performance of the conventional pipelines, minimizing the impact of natural oil and gas production declines in the fields that these pipelines serve by: managing tolls, controlling operating costs and capturing new development opportunities as they arise. Investment in the AOSPL capacity expansion and the ethylene storage facility continues to make significant contributions to our operating results. Despite the fact that our systems operate in a competitive and increasingly stringent regulatory environment, Pembina has been successful in attracting new development by offering reliable, cost-effective and environmentally sound services to our customers. Pembina will continue to manage the operating margins of the conventional systems while pursuing new business opportunities throughout the industry.

RESULTS FROM OPERATIONS

(in millions of dollars, except where noted)	Alberta	BC[1]	AOSPL	Ethylene Storage	Total
2004					
Throughput *(mbbls/day)*	**409.5**	**25.5**	**243.6**	**–**	**678.6**
Revenue	**$ 174.8**	**$ 28.3**	**$ 54.1**	**$ 21.1**	**$ 278.3**
Operating expense	**65.7**	**17.6**	**18.2**	**3.5**	**105.0**
Operating expense *($/bbl)*	**0.44**	**0.80**	**0.20**	**–**	**0.40**
Net operating income[2]	**109.1**	**10.7**	**35.9**	**17.6**	**173.3**
Capital expenditures	**$ 18.8**	**$ 8.8**	**$ 30.1**	**$ 0.3**	**$ 58.0**
2003					
Throughput *(mbbls/day)*	433.6	27.5	217.6	–	678.7
Revenue	$ 163.5	$ 23.9	$ 44.5	$ 11.2	$ 243.1
Operating expense	63.0	13.8	17.1	2.3	96.2
Operating expense *($/bbl)*	0.40	0.59	0.22	–	0.37
Net operating income[2]	100.5	10.1	27.4	8.9	146.9
Capital expenditures	$ 6.2	$ 9.3	$ 124.3	$ –	$ 139.8

1 *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenue, operating costs and income include both Western and BC gathering system results.*

2 *Refer to "Non-GAAP Measures" at the bottom of page 19.*

CONSOLIDATED REVENUE


$250
$200
$150
$100
$50
$0
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
1998
1999
2000
2001
2002
2003
2004
Average Tariff ($/bbl)
Revenue ($ millions)

RESULTS FROM OPERATIONS

In 2004, Pembina's consolidated revenue was $278.3 million, a 15 percent increase from 2003 revenue of $243.1 million. The increase is due to a combination of higher tariffs, increased revenue on the conventional pipelines, the higher incremental return on the AOSPL system and inclusion of a full year of results for the ethylene storage facility. Completion of the AOSPL system expansion in 2004 generated an incremental $9.5 million in revenue over 2003, and the ethylene storage facility contributed $9.9 million in incremental revenue. Revenue generated by the conventional pipeline operations in 2004 was $203.1 million, an increase of $15.7 million over the 2003 revenue of $187.4 million. This increase was due to a combination of tariff increases on some of the pipeline systems, as well as increased revenue due to additional capital invested on the BC gathering system.

Total throughput on Pembina's pipelines averaged 678,600 barrels per day in 2004, similar to the 2003 average daily throughput. AOSPL's average daily throughput was 12 percent, or 26,000 barrels per day, higher in 2004 than in 2003 as a result of improved production from the Syncrude facility. Average daily throughput in 2004 on the Alberta and British Columbia conventional systems was down by 5.5 percent and 7.3 percent respectively from 2003, due to the impact of natural oil and gas field production declines and operational restrictions on these systems. These restrictions were resolved in the fourth quarter of 2004.

Operating costs in 2004 totaled $105.0 million, an increase of $8.8 million from 2003. Inclusion of a full year of operating results on the ethylene storage facility accounted for $1.2 million of this increase, $1.1 million related to AOSPL and the remainder resulted from higher operating costs on the Alberta pipelines and the BC regulated assets. Operating expenses in 2004, on a unit of throughput basis and excluding storage facility results, averaged 38.8 cents per barrel compared to 36.0 cents per barrel in 2003. Excluding the AOSPL system, per unit operating expense for the conventional pipelines was 48.5 cents per barrel in 2004, a 6.2 cent per barrel increase over 2003. Much of the increase is directly attributable to elevated regulatory and compliance requirements, the increasing need for expanded maintenance, repair and environmental programs and a general increase in staffing costs. Pembina has developed an internal testing program that will utilize newly available technology to confirm the integrity of those pipelines that have been identified by Pembina as potentially susceptible to stress corrosion cracking. The program, utilizing recently developed Crack Detection ("CD") tools for smaller diameter pipe, will entail internal testing of eight pipelines over a four-year period. The estimated cost of this program totals $22.1 million, of which $1.3 million has been expended in 2004 and the balance spread roughly evenly over the following three years. The CD tool program will become part of Pembina's ongoing programs of preventative maintenance and pipeline integrity. Pembina has instituted a number of programs, such as asset management, pipeline integrity reviews and cost control, to ensure that operating results are maintained and increases in field expenditures are minimized.

OPERATING COSTS


$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
($/bbl)
1998
1999
2000
2001
2002
2003
2004
($ millions)

COMPOSITION OF 2004 OPERATING COSTS


32% Operations/Other
34% Maintenance
16% Power
13% Property Tax
5% Insurance

ALBERTA PIPELINES

Daily average throughput on Pembina's Alberta systems in 2004 was 409,500 barrels per day, compared to 433,600 barrels per day in 2003, a 5.5 percent decline year-over-year. A significant component of this decline is attributable to a break on a remote section of the Peace System natural gas liquids pipeline. In April 2004, the 12-inch NGL pipeline ruptured, requiring Pembina to remove the line from service for 39 days to effect the cleanup, required repairs and hydrostatically test the pipeline. Annualized, this break contributed approximately 5,000 barrels per day to the overall decline. Other operational items, such as maintenance downtime and natural oil and gas field production declines, contributed to the overall reduction in average daily throughput. This is balanced by the fact that four new connections were brought on line during 2004, somewhat offsetting field declines. In 2005, an additional five new customer-requested connections are scheduled for completion, largely due to increased industry activity throughout Pembina's service regions. Pembina is in discussions with several producer groups concerning potential transportation services.

Revenue on the Alberta pipelines in 2004 was $174.8 million, up from $163.5 million in 2003. Increased revenue is due to tariff adjustments on most of the Alberta systems, raising the average toll per barrel from $1.03 in 2003 to $1.17 in 2004. The toll increases were implemented to counterbalance the combined impact of generally declining production volumes, reduced pipeline receipts due to the NGL pipeline rupture and rising operating and maintenance costs. Pembina will continue to employ toll management, in combination with asset rationalization and cost control, to promote consistent operating margins on all of its conventional pipeline systems.

Power continues to be a significant component of the cost of operations, constituting 11 percent of the total operating expenses for the Alberta systems. As part of Pembina's risk management program, the unit costs on 100 percent of Pembina's estimated Alberta power requirements have been fixed in two power rate swap transactions. The hedges, which expire at the end of 2010, were put in place to minimize Pembina's exposure to power cost fluctuations and to smooth operating results. The fixed unit cost for 2004 under the two hedge instruments was below the market cost of electric power during the year, and the mark-to-market value of the power rate swaps at December 31, 2004 was an unrealized gain of $0.9 million.

Pembina continues to maintain a stable 2005 outlook for operating results on the Alberta pipelines. 2005 volumes are expected to show improvement over 2004, with new connections in 2005 and the results of robust industry activity in prior years continuing to mitigate declining throughput on the mature pipeline systems. Toll increases implemented by Pembina in 2004 are projected to increase the average tariff per barrel on the Alberta systems to $1.21 in 2005 and, are expected to offset the impact of rising operating expense. Overall, Pembina expects the operating income generated by the Alberta systems in 2005 to increase over the 2004 results.

BC PIPELINES

Revenue contributed by the BC gathering systems and the Western system (collectively referred to as the BC Pipelines) totaled $28.3 million in 2004. This represents a $4.4 million, or 18.4 percent, increase over 2003 revenue of $23.9 million and is primarily due to the higher revenue requirement on the provincially regulated BC gathering systems generated through higher operating and capital spending. Revenue on the BC gathering systems totaled $17.0 million in 2004, an increase of $4.7 million over 2003. Revenue generated by the Western system remained comparatively flat, at $11.3 million compared to $11.6 million in 2003.

Volumes transported in 2004 on the Western system averaged 25,500 barrels per day, compared to 27,500 barrels per day in 2003. The decline is the result of tank and other maintenance programs at terminals located on the Western system that temporarily reduced Western's overall transport capacity, and the result of delivery restrictions arising from adverse weather conditions. These restrictions were resolved in late 2004. Volumes transported on the BC gathering systems averaged 34,600 barrels per day in 2004, down from 36,100 barrels per day in 2003, due to natural declines on connected reserves and, to a lesser extent, operational issues.

Operating expenses on the BC Pipelines totaled $17.6 million in 2004 compared with $13.8 million in 2003, an increase of $3.8 million. Much of this increase is the result of increased maintenance, inspection and integrity costs on the Western system. It is anticipated that the higher level of expenditure will continue to be required for the prudent operation of these pipelines.

In April 2004, Pembina concluded all issues surrounding the mid-2000 pipeline break on the Western system. A $1.4 million settlement with the Town of Chetwynd, BC reimbursed the community for all remaining outstanding expenses arising from this incident and, all regulatory expectations have been met. This settlement was substantially recovered from Pembina's insurers. All charges levied by the Crown against Pembina have also been settled. The conclusion of this matter averted lengthy legal proceedings and has resulted in a solution beneficial to both Pembina and the community.

Revenue on the provincially regulated BC gathering pipelines is based on a return on investment and recovery of operating costs, therefore independent of throughput. No new connections to these pipelines in 2005 is presently anticipated. Average throughput on the Western system is expected to remain constant in 2005 at the 2004 level. Volumes on the Western system are transported at tariff rates fixed under a tolling arrangement that is currently scheduled to expire in 2007. Revenue generated by Western will continue to depend largely on the marketing decisions of the system shippers who may elect to move product west on the Western system or east on Pembina's Alberta pipelines.

AOSPL

AOSPL throughput averaged 243,600 barrels per day during 2004, a 12 percent increase over the 2003 average of 217,600 barrels per day, the increase resulting from production efficiencies at the Syncrude plant. The AOSPL capacity expansion, commissioned in September of 2004, was completed at a cost $167.5 million, $30.1 million of which was incurred in 2004. The actual capital expended on this project came in well below the Syncrude approved budget of $208.0 million. Following the expansion, AOSPL has a design capacity of 389,000 barrels per day. While utilization of the incremental capacity will await completion by Syncrude of their current phase of productive capacity expansion, this does impact revenue generated by AOSPL. Returns on this contract-based system are calculated on invested capital and are not dependent on utilization rates. Revenue from the AOSPL system rose to $54.1 million in 2004, a $9.6 million increase from 2003 revenue of $44.5 million, reflecting incremental returns on capital invested.

System operating expenses of $18.2 million in 2004, compared to $17.1 million in 2003, an increase of 5.8 percent year-over-year. The capacity expansion has an added benefit of providing operating efficiencies and economies of scale as it is far more efficient to move a larger volume through a higher capacity pipeline. Power requirements and other operating costs are reduced, on a per barrel basis, as a result.

In 2005, Pembina expects AOSPL revenues to increase by approximately ten percent, resulting from full inclusion of capital invested in the capacity expansion in the rate base.

ETHYLENE STORAGE

Purchased in June 2003, Pembina's 50 percent non-operated interest the Fort Saskatchewan Ethylene Storage Limited Partnership continues to generate expected returns. Returns on the ethylene storage facility are contract-based, generated on a cost of service basis with the two principal facility customers. The contract provides for full operating cost recovery plus a return on invested capital. As the results for 2003 reflected only the seven-month period from the date of purchase to the year-end, 2004 results, which were for a full year, were proportionately higher. Revenue, operating expenses and operating income for 2004 were $21.1 million, $3.5 million and $17.6 million respectively, up significantly from revenue of $11.2 million, operating expenses of $2.3 million and operating income of $8.9 million reported in 2003. Pembina expects 2005 results to be very similar to the 2004 results, due to the stable, consistent nature of the revenue stream generated by this interest.

EXPENSES

General and Administrative

General and administrative expenses totaled $14.2 million in 2004 compared to $11.8 million in 2003, an increase of $2.4 million. Much of the increase is attributable to higher salary and benefit costs in 2004. Pembina increased its Calgary based head office staff from 66 employees at the end of 2003 to 77 employees at the end of 2004. The larger staff contingent is required to effectively administer Pembina's expanded asset base and manage the demands of an increasingly complex and evolving regulatory and reporting environment. Other operating costs, such as rent, have also increased in response to the expanded operations, larger overall staff complement and general industry and economic pressures. However, as a percentage of net operating income, general and administrative expenses have remained relatively consistent over the past three years, at 8.2 percent for 2004 and 8.0 percent in each of 2003 and 2002.

Management Fees

Pembina Management Inc. ("the Manager") acts as the administrator for the Fund and the manager of the Fund's subsidiaries. As outlined in Note 1 to the consolidated financial statements, the compensation paid to the Manager is based on a percentage of distributed cash, as well as other fees based on specific performance criteria. In 2004, the Manager was paid a fee of $1.1 million, up slightly from 2003. No other fees were payable in 2004, however the Manager was paid a $1.2 million acquisition fee in 2003 on the purchase of the 50 percent interest in the Fort Saskatchewan Ethylene Storage Limited Partnership.

Depreciation and Amortization

Depreciation and amortization expense increased by $6.8 million from $76.9 million in 2003 to $83.7 million in 2004. The increase relates primarily to a higher depreciable asset base resulting from expenditures related to the AOSPL capacity expansion and the inclusion of depreciation of the storage facility interest, acquired in mid-2003, over a full year in 2004. The storage facility assets are amortized over the 20-year life of the storage agreement which was executed in June 2003. AOSPL assets are depreciated as stipulated in the long-term transportation agreement under which the system is administrated. The rate of depreciation for the AOSPL assets is tied to the remaining life of the agreement, which is currently scheduled to expire at the end of 2035. Other pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from three percent to ten percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets.

Accretion on Asset Retirement Obligations

Accretion on asset retirement obligations remained constant, with $1.0 million recorded in relation to this requirement in both 2004 and 2003. Recognition of asset retirement obligations became a requirement under generally accepted accounting principles in 2004 and, as a result, all prior period financial statements have been restated to reflect these obligations. Accretion on asset retirement obligations is the amount, in management's estimation, that has been incurred through the current year's operations relating to the ultimate retirement and disposal of the assets and facilities that are currently employed by the Fund. As the amounts are based on estimates of the current operating life and the ultimate retirement expense for these assets and facilities, actual results may differ from these estimations. In 2004 or 2003 there were no asset retirements.

Interest Expense and Financial Instruments

Net interest expense of $24.1 million was incurred in 2004, compared to $20.3 million in 2003. The increase is largely the result of higher average debt outstanding in 2004. Outstanding senior debt at the end of 2004 totaled $434.4 million compared to $416.1 million a year earlier. Pembina has entered into interest rate swap transactions on $110 million principal amount with rates fixed at an average of 5.65 percent and an average remaining term to expiration of 2.3 years. The mark-to-market value of these swaps at December 31, 2004 was an unrealized loss of $2.7 million. Interest rates are fixed on $275 million of senior secured and unsecured notes, leaving only roughly ten percent of Pembina's outstanding debt exposed to interest rate fluctuations.

Debenture Interest

Interest on convertible debentures for 2004 was $19.9 million, compared with $13.8 million in 2003. The increase is primarily attributable to the full year impact of the issuance of $220.0 million of 7.35 percent convertible debentures in mid-2003. The increase was partially offset by continued conversion of the convertible debentures into Trust Units throughout the year. In 2004, $13.0 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issue costs, from $264.7 million at December 31, 2003 to $251.7 million at December 31, 2004. Of the total amount outstanding at the end of 2004, the remaining principal balances are as follows: $218.7 million at 7.35 percent and convertible at $12.50 per unit; $32.2 million at 7.5 percent and convertible at $10.50 per unit; and, $11.6 million at 8.25 percent and convertible at $9.00 per unit. Should the trading price of the Trust Units remain above the conversion prices of the convertible debentures, Pembina anticipates further conversion of the debentures to equity throughout 2005.

Income taxes

As the Fund is a unit trust for income tax purposes, the Fund is taxable only on that income not distributed to Unitholders. Pursuant to its Declaration of Trust, the Fund is required to distribute all of its income to the Unitholders and, therefore, there is no income tax payable by the Fund. However, the subsidiaries of the Fund are taxable, and any income tax or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

Future income tax liabilities of the subsidiaries amounted to $167.3 million at December 31, 2004. These liabilities represent the differences between the book values and the tax values of the capital assets at future statutory income tax rates. These differences arose at the time of the initial acquisition of the assets in 1997 and on subsequent acquisitions. On recognition, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $33.3 million in 2004 represents the annual change in the book value and the tax value of the assets at the future statutory rates.

Pension Liability

The Fund's subsidiary, Pembina Pipeline Corporation, maintains a non-contributory defined benefit pension plan covering 316 employees and 90 retirees. At the end of 2004, the plan was in deficit in the amount of $12.5 million. At December 31, 2004, plan obligations amounted to $58.3 million compared to plan assets of $45.8 million. During 2004, $3.6 million in pension expense was recorded and $4.4 million was contributed to the plan. This compares to an expense of $3.2 million and a contribution of $4.7 million in 2003.

The accrued pension liabilities of $1.1 million represents amounts expensed in the statement of earnings but not contributed to the plan. In 2005, contributions of $4.0 million and a similar amount of pension expense are anticipated. Assumptions under the plan include management's expectation of a long-term return on plan assets of 7.0 percent per annum and an annual increase in compensation of 4.0 percent, which are in line with current industry standards.

NET EARNINGS

Years ended December 31, 2004 and 2003
(in millions of dollars, except per Trust Unit amounts)

	2004	cents/bbl[1]	2003	cents/bbl[1]
Revenue	$ 278.3	106.5	$ 243.1	93.0
Less: operating expense	105.0	40.2	96.2	36.9
Net operating income[3]	173.3	66.3	146.9	56.1
Deduct/(add):				
General and administrative	14.2	5.4	11.8	4.5
Management fee	1.1	0.4	1.0	0.4
Interest on long-term debt	24.1	9.2	20.3	7.7
Interest on convertible debentures	19.9	7.6	13.8	5.2
Depreciation and amortization	83.7	32.1	76.9	29.5
Accretion on asset retirement obligations	1.0	0.4	1.0	0.4
Future income tax reduction	(33.3)	(12.7)	(28.5)	(10.9)
Capital and income taxes	2.2	0.8	2.1	0.8
Other	–	–	0.5	0.1
Net earnings	$ 60.4	23.1	$ 48.0	18.4
Net earnings per Trust Unit – basic and diluted[2]	$ 0.60		$ 0.50	

1 *Cents per barrel of pipeline throughput. Includes Ethylene Storage Facility results.*
2 *Based on weighted average units outstanding during the year.*
3 *Refer to "Non-GAAP Measures" at the bottom of page 19.*

Pembina's net earnings in 2004 were $60.4 million, $12.4 million higher than in 2003. This is primarily the result of a $26.4 million increase in net operating income arising from the expanded AOSPL rate base, inclusion of a full year of results from the ethylene storage facility and improved operating margin contribution from Pembina's conventional pipeline operations. Increased depreciation charges, higher interest and financing costs and higher general and administration costs in 2004, described in previous sections of this MD&A, somewhat offset higher 2004 operating income. 2004 future income tax recoveries are $4.8 million higher than in 2003 due to the recovery of future taxes arising from the acquisition of the ethylene storage facility in 2003 and, to a reduction in provincial income tax rates in 2004.

DISTRIBUTED CASH[1]

Years ended December 31, 2004 and 2003 *(in millions of dollars, except per Trust Unit amounts)*	2004	2003
Net earnings	$ 60.4	$ 48.0
Add/(deduct):		
Depreciation and amortization	**83.7**	76.9
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(33.3)**	(28.5)
Maintenance capital expenditures	**(1.3)**	(1.3)
(Increase) decrease in distribution reserve	**(4.3)**	4.9
Distributed cash	$ **106.2**	$ 101.0
Distributed cash per Trust Unit	$ **1.05**	$ 1.05
Diluted distributed cash per Trust Unit	$ **1.02**	$ 1.02

1 *Refer to "Non-GAAP Measures" on page 19.*

Ongoing growth in distributed cash mirrors the expansion of both Pembina's asset and Unitholder base and is generated exclusively from operations. Distributed cash rose by five percent in 2004 to $106.2 million, up from $101.0 million in the previous year. Distributed cash per Trust Unit remained constant at $1.05 per Trust Unit. Pembina maintains a distribution reserve to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. The distribution reserve increased by $4.3 million during the year, resulting in an available balance of $5.2 million at December 31, 2004. Pembina's objective for this reserve is $5 million.

DISTRIBUTED CASH *($ millions)*


$125
$100
$75
$50
$25
$0
1998
1999
2000
2001
2002
2003
2004

2004 CASH DISTRIBUTIONS TO UNITHOLDERS

Record Date	Payment Date	Taxable Other Income	Non-Taxable Amount	Total
January 31, 2004	February 14, 2004	$ 0.08649	$ 0.00101	$ 0.0875
February 29, 2004	March 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
March 31, 2004	April 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
April 30, 2004	May 14, 2004	$ 0.08649	$ 0.00101	$ 0.0875
May 31, 2004	June 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
June 30, 2004	July 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
July 31, 2004	August 13, 2004	$ 0.08649	$ 0.00101	$ 0.0875
August 31, 2004	September 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
September 30, 2004	October 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
October 31, 2004	November 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
November 30, 2004	December 15, 2004	$ 0.08649	$ 0.00101	$ 0.0875
December 31, 2004	January 14, 2005	$ 0.08649	$ 0.00101	$ 0.0875
Total 2004 Cash Distributions		**$ 1.03788**	**$ 0.01212**	**$ 1.0500**

Of the total distribution of $1.05 per Trust Unit declared in 2004, $1.03788 per Trust Unit, or 98.84 percent, is taxable "other income" and $0.01212 per Trust Unit, or 1.16 percent, is non-taxable. Generally, for most Unitholders, the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions will change in taxation year 2005 to roughly 80 percent taxable "other income" and 20 percent non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that, for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional Units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the Plan will be taxed as income.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2004	2003
Cash and accounts receivable	$ 26.4	$ 37.0
Working capital	2.8	7.3
Bank debt	84.4	316.1
Senior unsecured notes	250.0	
Senior secured notes	100.0	100.0
Convertible debentures	251.7	264.7
Available debt capacity[1]	175.5	133.8
Fixed rate debt *(average rate of 6.3 percent)*	385.0	235.0
Variable rate debt *(average rate of 3.4 percent)*	$ 49.4	$ 181.0
Outstanding at February 28, 2005:		
Trust Units *(millions)*	103.9	
Trust Unit options *(millions)*	0.9	
8.25% convertible debentures *(principal amount in $ millions)*	10.6	
7.50% convertible debentures *(principal amount in $ millions)*	30.1	
7.35% convertible debentures *(principal amount in $ millions)*	217.4	

[1] *Reduced by outstanding letter of credit of $0.1 million*

The Fund has established credit facilities of $610.0 million, of which $175.6 million was unutilized at year-end. The credit facilities consist of an operating facility of $30.0 million, a revolving credit facility of $230.0 million, senior unsecured notes of $250.0 million and senior secured notes of $100.0 million. At December 31, 2004, the working capital of the Fund, excluding long-term debt due within one year, was $2.8 million, providing sufficient liquidity to manage ongoing operations. A major portion of the Fund's accounts receivable are with customers in the oil and gas industry and, under the terms of the Fund's shipping regulations, tolls are payable on the 25th day of the following business month, which coincides with the date on which oil and gas companies receive payment from industry partners and customers. Because of this, the risk of non-collection is considered to be extremely low. The Fund distributes all of its net cash flow subject to retaining an appropriate distribution reserve, financing maintenance capital, making loan repayments and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $434.4 million at December 31, 2004 resulted in a proportion of total debt to total enterprise value of 34.2 percent. This compares to 35.8 percent at the end of the prior year.

In June 2004, the Fund replaced a $190.0 million revolving credit facility, established for the AOSPL expansion, with $175.0 million in Series A and $75.0 million in Series B senior unsecured notes. The Series A senior unsecured notes bear interest at 5.99 percent payable semiannually and are due June 15, 2014. The Series B senior unsecured notes bear interest at the three-month banker's acceptance rate plus 90 basis points, payable quarterly in arrears, and are due on June 22, 2009. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Credit rating agency ratings on the Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2004. The STA-2 (low) stability rating and 'BBB high' senior secured and 'BBB' senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and, the 'BBB' long-term corporate credit, 'BBB plus' senior secured and 'BBB' senior unsecured debt ratings by Standard & Poor's ("S&P") are current. The DBRS stability ratings system measures the volatility and sustainability of distributions per Trust Unit on a rating scale of STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable asset profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

Development capital totaled $56.8 million in 2004, of which $30.1 million related to the completion of the AOSPL expansion project, $18.3 million was spent on new connections and upgrades on Pembina's Alberta pipeline systems and $8.4 million was spent on new connections, upgrades and other costs on the BC pipelines. Maintenance capital expenditures totaled $1.3 million, consistent with prior years. There are currently no commitments for significant capital expenditures in 2005.

Contractual Obligations

	Payments Due By Period				
($ millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Office and vehicle leases	$ 15.3	$ 2.8	$ 4.4	$ 3.0	$ 5.1
Long-term debt	434.4	3.5	25.6	156.9	248.4
Convertible debentures	262.5		43.8		218.7
Total contractual obligations	$ 712.2	$ 6.3	$ 73.8	$ 159.9	$ 472.2

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the Fund's audited consolidated financial statements as at and for the year ended December 31, 2004 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

Depreciation

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

Goodwill

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax basis of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets by the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

Asset Retirement Obligations

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Asset Impairment

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge is recognized as depreciation expense in the amount that the carrying value of the asset exceeds its fair value.

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

Effective January 1, 2004, the Fund retroactively adopted the Canadian accounting standard for asset retirement obligations as outlined in the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3110 'Asset Retirement Obligations'. This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred and if a reasonable estimate of fair value can be made. Application of this standard only relates to the legal obligations of the Fund to remove assets and the associated clean-up at the end of their useful lives. The fair value is recorded as a long-term liability, with the corresponding increase in the carrying amount of the property, plant and equipment. With the passage of time the liability will increase the liability as accretion is charged to the period earnings. Revision to the timing of the payment or cost estimates will also result in a change in the asset retirement obligation. Previously, the Fund was required to set up a provision for future abandonment and site restoration once such costs could be reasonably determined, however no liabilities were recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers. The impact of this change has been disclosed in Note 3 to the Consolidated Financial Statements.

The Fund retroactively early adopted the Canadian accounting standard for liabilities and equity as outlined in the CICA Handbook section 3860 'Financial Instruments – Disclosure and Presentation' requiring the convertible debentures issued by the Fund to be disclosed as liabilities of the Fund. All prior periods have been restated as a result. The impact of this change has been disclosed in Note 3 to the Consolidated Financial Statements.

The CICA modified Accounting Guideline 13 'Hedging Relationships', effective January 1, 2004, to clarify the principles for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. There was no impact on the Fund's financial statements as a result of the adoption of this standard.

Additional information concerning the Fund's significant accounting policies is contained in Note 2 to the Consolidated Financial Statements.

TRUST UNIT INFORMATION

	2004	2003
Trading volume and value *(in thousands of dollars, except where noted)*		
Total volume *(Trust Units)*	**49,178,044**	44,737,608
Average daily volume *(Trust Units)*	**195,930**	175,440
Value traded	**$ 610,125**	$ 527,348
Trust Units outstanding at year-end *(Trust Units)*	**102,933,221**	98,766,465
Year-end unit trading price *($/Unit)*	**$ 13.65**	$ 13.10
Market value *(at December 31)*		
Trust Units	**$ 1,405,035**	$ 1,293,835
8.25% convertible debentures[1]	**17,611**	19,802
7.50% convertible debentures[2]	**41,577**	51,646
7.35% convertible debentures[3]	**236,159**	233,915
Market capitalization	**1,700,382**	1,599,198
Senior debt	**434,388**	416,111
Total enterprise value *(at December 31)*	**$ 2,134,770**	$ 2,015,309

1 *$11.6 million principal amount of 8.25% convertible debentures outstanding at a market price of $152.00.*

2 *$32.2 million principal amount of 7.50% convertible debentures outstanding at a market price of $129.00.*

3 *$218.7 million principal amount of 7.35% convertible debentures outstanding at a market price of $108.00.*

The Fund's Trust Units, along with each of the three series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the outstanding securities of the Fund was $1.7 billion at December 31, 2004. Issued and outstanding Trust Units of the Fund rose to 102.9 million by the end of 2004, up from 98.8 million a year earlier. During 2004, 1.3 million Trust Units were issued as the result of debenture conversions, 2.5 million Trust Units were issued under the Premium DRIP, which is described below, and 0.3 million units were issued upon the exercise of Trust Unit options. Pembina's proportion of total debt to total enterprise value declined slightly to 34.2 percent at December 31, 2004, from 35.8 percent at the end of 2003. Management is satisfied that the amount of leverage currently employed in Pembina's capital structure is appropriate given the characteristics of its underlying asset base.

Pembina raised $30 million under its Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("Premium DRIP") during 2004. Since its launch in January 2003, the plan has attracted strong Unitholder interest. Pembina views unit issuance under the plan as a dependable, cost-effective source of incremental financing, and utilizes Plan proceeds to fund its capital program. Plan participation is limited to target levels to minimize the dilutive impact. The 2.5 million Trust Units issued under the Plan during 2004 represent less than three percent of the issued and outstanding units at the end of the year. In 2005, Pembina intends to reduce the amount raised under the Premium DRIP to $15 million; however, will maintain the flexibility to alter this target, dependent upon actual capital funding requirements during the year.

On February 11, 2005 the Fund undertook a Unitholder residency search to establish foreign ownership in the Fund's publicly traded securities. The results of this search indicate that approximately 18 percent of the Fund's issued and outstanding Trust Units are held beneficially by non-residents of Canada. This level of non-resident ownership is well within the residency restrictions set out in the Fund's Declaration of Trust.

OUTLOOK AND RISKS

Outlook

Over the past seven years, Pembina has developed a substantial portfolio of high-quality assets, structured to provide a relatively balanced weighting between the conventional, toll-based energy transportation business and the contract-based, long-life infrastructure asset segments. The strategies developed to manage these diverse interests reflect management's view of the future prospects and competitive environment in which each business segment operates.

Pembina's conventional pipeline business, serving crude oil and natural gas producing regions across much of Alberta and British Columbia, has directly benefited from strong

ANNUAL VALUE TRADED AND AVERAGE DAILY TRADING VOLUME


$600
$500
$400
$300
$200
$100
$0
180
150
120
90
60
30
0
1998
1999
2000
2001
2002
2003
2004
Average Daily Volume (thousands of Units)
Annual Value Traded ($ millions)

oil and gas industry fundamentals that have persisted over the past four years. Historically high commodity prices precipitated record levels of drilling and industry spending in 2004. During the year, Pembina completed four new crude oil battery connections, which produced an aggregate 6,400 barrels per day of incremental throughput by the end of 2004. Another five connections are scheduled for completion over the first half of 2005 that, should planned drilling and development proceed as projected, could add a potential 30,000 barrels per day of incremental throughput as the newly connected facilities ramp up to full production.

Industry projections indicate sustained development of conventional reserves in Western Canada in 2005. Incremental pipeline receipts generated from ongoing industry activity in our service regions partially arrests production decline rates on connected reserves. This new activity supports Pembina's objective for its conventional pipeline systems, which is to maintain the operating margin contribution from this business segment. Toll management, the ongoing rationalization of underutilized assets and the proactive pursuit of revenue enhancement opportunities are other measures that underpin the profitable operation of these pipeline systems. Pembina successfully achieved its targeted level of contribution from this business segment in 2004 and, based on our outlook for 2005, believe that this success can be repeated in the current year.

During 2004, Pembina focused its resources on pursuit of business prospects in the long-life oil sands area and intends to continue to pursue these opportunities in 2005. The public announcement of a number of large-scale oil sands projects is expected to provide opportunities for significant pipeline and related infrastructure investment in coming years. Pembina views investment opportunities here, which are generally characterized by very long-term, low-risk returns, as a critical element in our corporate strategy. The recent completion of a multi-year capacity expansion of our AOSPL pipeline, and the potential for further low-cost expansion of that system, affords Pembina a clear advantage in what is expected to be a highly competitive environment.

Ongoing market support for the trust sector, sustained by an accommodative interest rate environment, got a further boost from two recent developments. First, the "limited liability" issue surrounding investment in the trust sector was effectively resolved in late 2004 with the passage of investor liability legislation by the Government of Ontario. This followed similar legislation in other Canadian jurisdictions (including adoption in Alberta, the jurisdiction governing the Fund, in July, 2004), and substantially eliminates a significant hurdle to potential institutional investment in the sector. Additionally, the announcement made by Standard & Poor's in January 2005 of its intent to include income trusts into the S&P/TSX composite index by mid-2005 is widely expected to support demand for eligible trusts, of which we believe Pembina Pipeline Income Fund is a potential candidate.

Strong 2004 exit results, coupled with solid fundamentals and supportive economic conditions, provide optimism for ongoing success in the coming year. Pembina achieved its 2004 distribution reserve objective, restoring the available balance to $5.2 million by the end of the year. This reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. Based on management's outlook for 2005, and barring any material change to this outlook, Pembina expects that the distribution reserve may expand to a level where reconsideration of the distribution rate later in the year may be appropriate. Any increase in this rate is conditional upon management's confidence in the sustainability of such increase.

Risk Factors

Following is a summary of the primary risk factors identified by Management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operations of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.

Distributions

The Fund has announced a 2005 distribution objective of $1.05 per Trust Unit, consistent with the distribution rate established over the past four years. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in service, or the ability of Pembina to delay interest payments on its senior secured notes for up to twelve months in certain circumstances.

Debt Service

At the end of 2004, Pembina had exposure to floating interest rates on $49.4 million of bank debt. A 0.25 percent change in the short-term rates would have an annualized impact of $0.1 million on net cash flow. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 8 to the Fund's 2004 financial statements, could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of the Pembina senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the Fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes which are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

Capital Resources

Future acquisitions, expansions of the pipeline assets and other capital expenditures will be financed from sources such as cash generated from operations, issuances of additional Trust Units or other securities of the Fund or Pembina and borrowings. There can be no assurance that sufficient capital will be available on terms acceptable to the Fund to fund expansions or other required capital expenditures. To the extent that external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures will be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures, the level of cash distributed to Unitholders will be reduced.

Reserves Replacement and Throughput

Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market based tolls, and therefore certain tariff revenues are dependent upon throughput levels. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure the pipeline operators to reduce tariffs. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, all of which are beyond the Fund's control.

Environmental Costs and Liabilities

The operation of the pipeline assets is subject to Canadian federal and Alberta and British Columbia provincial laws and regulations relating to environmental protection and operational safety. Although Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina was not able to recover the resulting costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. If Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to monitor a significant spill of product.

Competition to the Pipeline Operations

Pembina competes with other pipelines in its service areas as well as with truckers of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. In addition, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta, the AEUB and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Counsel), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the BC Pipelines which are provincially regulated, while considered remote, could result in toll levels which are not considered fair and reasonable by Pembina and may impair the economic operation of such regulated pipeline systems.

Pipeline Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, which abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders of Trust Units and to service obligations under the Convertible Debentures.

Operational Hazards

Pembina's operations will be subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond the control of Pembina. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

ADDITIONAL INFORMATION

Additional information relating to Pembina Pipeline Income Fund, including the Fund's annual information form and financial statements, can be found on the Fund's profile on the SEDAR website at **www.sedar.com**.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2004				2003			
($ thousands, except per Trust Unit amounts and where noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	**$ 69,026**	**$ 67,283**	**$ 70,142**	**$ 71,840**	$ 58,216	$ 57,030	$ 61,562	$ 66,266
Operating expense	**26,541**	**27,727**	**25,481**	**25,279**	24,311	23,458	23,065	25,317
EBITDA[1]	**38,432**	**36,386**	**40,694**	**42,490**	30,851	29,776	35,496	37,534
Net earnings	**18,601**	**11,336**	**15,112**	**15,374**	11,679	12,940	11,257	12,079
Net earnings per Trust Unit *($/unit)*								
Basic and diluted	**0.19**	**0.11**	**0.15**	**0.15**	0.12	0.14	0.12	0.12
Distributed cash[1]	**26,188**	**26,420**	**26,645**	**26,939**	24,666	25,044	25,465	25,833
Distributed cash per Trust Unit[1] *($/unit)*								
Basic	**0.2625**	**0.2625**	**0.2625**	**0.2625**	0.2625	0.2625	0.2625	0.2625
Diluted	**0.2543**	**0.2543**	**0.2533**	**0.2550**	0.2568	0.2582	0.2542	0.2541
Trust Units outstanding *(thousands)*								
Weighted average *(Basic)*	**99,764**	**100,647**	**101,502**	**102,622**	93,954	95,420	97,004	98,409
Weighted average *(Diluted)*	**122,688**	**123,541**	**124,360**	**125,236**	101,659	104,366	121,007	121,889
End of period	**100,115**	**100,902**	**101,874**	**102,933**	94,285	96,095	97,502	98,766

[1] *Refer to "Non-GAAP Measures" on page 19.*

Pembina typically experiences limited variability in quarterly results, due to the stable nature of its operations. However, as a result of growth in Pembina's underlying asset base, revenue, expense and cash flow increased over the eight quarters noted above. The exception to this growth trend occurred in the second quarter of 2004 when an operational incident impacted these metrics.

FOURTH QUARTER RESULTS

For specific information regarding the Fund's financial and operational results for the fourth quarter of 2004, readers are directed to the Fund's Interim Report for the fourth quarter of 2004, an electronic copy of which is available on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.